SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2022

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

LG Twin Towers, 128 Yeoui-dearo, Yeongdeungpo-gu, Seoul 07336, Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

I. Activities and Remuneration of Outside Directors, etc.

1. Attendance and Voting Record of Outside Directors, etc

	Date	Agenda	Remark	Name of Outside Directors
				Sung Sik Hwang (Attendance rate: 100%)	Kun Tai Han (Attendance rate: 100%)	Byoungho Lee (Attendance rate: 100%)	Chang Yang Lee (Attendance rate: 100%)
1	2021.01.26	Report on Q4 2020 earnings results	Reported	—	—	—	—
		Report on status of operation of internal accounting management system	Reported	—	—	—	—
		Approval of FY2020 Financial Statements	Approved	For	For	For	For
		Approval of FY2020 Annual Business Report	Approved	For	For	For	For
		Approval of the adoption of electronic voting system	Approved	For	For	For	For

2	2021.02.23	Report on status of operation of internal accounting management system	Reported	—	—	—	—
		Report on operation of compliance system	Reported	—	—	—	—
		Approval of convocation of FY2020 Annual General Meeting of Shareholders and submission of FY2020 AGM agenda items	Approved	For	For	For	For

3	2021.03.23	Approval of occupational safety and health plans	Approved	For	For	For	For
		Approval of member of Outside Director Nomination Committee	Approved	For	For	For	For
		Approval of remuneration for directors	Approved	For	For	For	For
		Approval of HR personnel policy revision for executive officers	Approved	For	For	For	For
		Approval of performance incentive payment to executive officers	Approved	For	For	For	For

4	2021.04.26	Approval of revised business plan for 2021 and report on report on Q1 2021 earnings results	Approved	For	For	For	For
		Approval of amendments to BOD regulations and audit committee regulations	Approved	For	For	For	For
		Approval of the establishment of the internal transaction committee	Approved	For	For	For	For
		Approval of establishment of ESG committee	Approved	For	For	For	For
		Approval of revision of outside director remuneration	Approved	For	For	For	For

5	2021.07.27	Report on Q2 2021 earnings results	Reported	—	—	—	—
		Report on expanded investment in Mobile P-OLED	Reported	—	—	—	—

6	2021.08.13	Approval of investment in small and medium-sized OLEDs	Approved	For	For	For	For

7	2021.10.26	Report on Q3 2021 earnings results	Reported	—	—	—	—
		Report on resolutions of Management Committee	Reported	—	—	—	—

8	2021.11.24	Report on compensation of retired executive officers	Reported	—	—	—	—
		Approval of FY2022 Business Plan	Approved	For	For	For	For
		Approval of limit on bond issuances for FY2022	Approved	For	For	For	For
		Re-approval of approved transactions in 2021	Approved	For	For	For	For
		Approval of transactions with other specially related persons	Approved	For	For	For	For
		Approval of transactions with major shareholders	Approved	For	For	For	For
		Approval of goods and services transactions with affiliates	Approved	For	For	For	For
		Approval of property lease agreement	Approved	For	For	For	For
		Approval of executive officer appointments	Approved	For	For	For	For
		Report on recruitment of special executives and appointment of a compliance officer	Approved	For	For	For	For

2. Activities of Outside Directors, etc. in Committees of the Board of Directors

[Audit Committee]

	Date	Agenda	Remark
1	2021.01.26	Approval of audit services by external auditor	Approved
		Approval of non-audit services by external auditor	Approved
		Report on status of external audit	Reported
		Report on status of operation of internal accounting management system	Reported
		Report on Q4 2020 Financial Statements	Reported
		Report on FY2020 Financial Statements	Reported
		Report on review of Q4 2020 Financial Statements	Reported
		Report on internal audit	Reported
		Report on Audit Committee self-evaluation	Reported
		Report on FY2020 Annual Business Report	Reported

2	2021.02.23	Report on status of operation of internal accounting management system	Reported
		Report on evaluation of operation of internal monitoring system	Reported
		Report on FY2020 Audit Report	Reported
		Report on review of FY2020 Financial Statements	Reported
		Report on review of AGM agenda and documents	Reported

3	2021.04.26	Appointment of Audit Committee Chairman	Approved
		Report on status of external audit	Reported
		Report on Q1 2021 Financial Statements	Reported
		Report on review of Q1 2020 Financial Statements	Reported
		Report on status of external audit	Reported

4	2021.07.27	Approval of Head of Audit Committee Bureau	Approved
		Approval of non-audit services by external auditor	Approved
		Report on status of external audit	Reported
		Report on Q2 2021 Financial Statements	Reported
		Report on review of Q2 2021 Financial Statements	Reported
		Report on appointment of an accounting firm (Outsourcing report on status of operation of internal accounting management system)	Reported
		Report on internal audit	Reported

5	2021.10.20	Report on status of external audit	Reported
		Report on Q3 2021 Financial Statements	Reported
		Report on review of Q3 2021 Financial Statements	Reported

[Outside Director Nomination Committee]

	Date	Agenda	Remark
1	2021.02.23	Recommendation of outside director candidates	Approved

[Internal Transaction Committee]

	Date	Agenda	Remark
1	2021.07.15	Appointment of the chairperson of the Internal Transaction Committee	Approved
		Trends on fair trade laws and regulations related to internal transaction	Reported
		Internal Transaction Committee Operational Plan	Reported

2	2021.11.09	Re-approval of approved transactions in 2021	Reported
		Approval of transactions with other specially related persons	Reported
		Approval of self-dealing transactions with major shareholders, etc.	Reported
		Approval of property lease agreement	Reported
		Approval of goods and services transactions with affiliates	Reported
		Review of Fair Trade Act and approval of transactions	Reported

[ESG Committee]

	Date	Agenda	Remark
1	2021.10.26	Appointment of the chairperson of ESG committee	Approved
		ESG Promotion Initiative	Approved
		ESG Committee Operational Plan	Reported
		Report on strengthening of safety and environmental competencies	Reported

3. Remuneration of Outside Directors & Non-Standing Directors

					(KRW Million)

	Number of Persons	Remuneration Limit*	Results	Average Payment per Person	Remarks
Outside Director	4	4,500	366	91	—
Non-standing Director	1		—	—	—

*	Remuneration limit for the total 7 directors, including 2 standing directors & 1 non-standing director.

II. Accumulated Transaction Amount of LG Display Co., Ltd with each of its Major Shareholders or their Affiliates, which was equivalent to 5% or more of 2020 Total Assets or Revenue in Separate Financial Statement.

					(KRW Million)

Transaction Type	Counterpart (Relationship)	Transaction Period	Transaction Amount	Assets Ratio*(%)	Revenue Ratio*(%)
Sales/Purchase	LG Display America Inc. (Subsidiary)	Jan. 1, 2021 ~ Dec. 31, 2021	13,652,127	51%	60%
Sales/Purchase	LG Display Japan Co., Ltd. (Subsidiary)	Jan. 1, 2021 ~ Dec. 31, 2021	2,300,278	9%	10%
Sales/Purchase	LG Display Germany GmbH (Subsidiary)	Jan. 1, 2021 ~ Dec. 31, 2021	2,232,522	8%	10%
Sales/Purchase	LG Display Taiwan Co., Ltd. (Subsidiary)	Jan. 1, 2021 ~ Dec. 31, 2021	2,165,786	8%	9%
Sales/Purchase	LG Display Nanjing Co., Ltd. (Subsidiary)	Jan. 1, 2021 ~ Dec. 31, 2021	1,810,229	7%	8%
Sales/Purchase	LG Display Guangzhou Co., Ltd. (Subsidiary)	Jan. 1, 2021 ~ Dec. 31, 2021	2,527,587	9%	11%
Sales/Purchase	LG Display (China) Co., Ltd. (Subsidiary)	Jan. 1, 2021 ~ Dec. 31, 2021	1,716,592	6%	8%
Sales/Purchase	LG Display Singapore Pte., Ltd. (Subsidiary)	Jan. 1, 2021 ~ Dec. 31, 2021	2,041,934	8%	9%
Sales/Purchase	LG Display Guangzhou Trading Co., Ltd. (Subsidiary)	Jan. 1, 2021 ~ Dec. 31, 2021	1,522,700	6%	7%
Sales/Purchase	LG Display Vietnam Haiphong Co., Ltd. (Subsidiary)	Jan. 1, 2021 ~ Dec. 31, 2021	2,620,186	10%	11%
Sales/Purchase	LG Display High-Tech (China) Co., Ltd. (Subsidiary)	Jan. 1, 2021 ~ Dec. 31, 2021	2,757,537	10%	12%

*	Ratio in comparison with total assets or revenue, as applicable, in FY 2020

II-I. Individual Transactions of LG Display Co., Ltd with each of its Major Shareholders or their Affiliates, which was equivalent to 1% or more of 2020 Total Assets.

(KRW Million)

Transaction Type	Counterpart (Relationship)	Transaction Period	Transaction Amount	Ratio*(%)
—	—	—	—	—

III.	Reference Relating to AGM

1.	Matters Relating to the Annual General Meeting

A.	Date and Time: 9:30 A.M., March 23, 2022 (Wednesday)

B.

Venue : Learning Center, LG Display Paju Display Cluster, 245, LG-ro, Wollong-myeon, Paju-si, Gyeonggi-do, Korea (provided, however, in the cases of extraordinary circumstances, the Chief Executive Officer will have the authority to change the venue)

2.	Agenda for Meeting

A.	For Reporting

(1)	Audit Committee’s Audit Report

(2)	Fiscal Year 2021 Business Report

(3)	Report on operation of internal accounting management system

B.	For Approval

(1)	Consolidated and Separate the Financial Statements as of and for the fiscal year ended December 31, 2021

(2)	Amendment to Articles of Incorporation

(3)	Appointment of Director

a.	Beom Jong Ha

b.	Sung Hyun Kim

c.	Chang Yang Lee

d.	Chung Hae Kang

(4)	Appointment of Audit Committee Member

a.	Chang Yang Lee

b.	Byung Ho Lee

c.	Chung Hae Kang

(5)	Remuneration Limit for Directors in 2022

3.	Details of Agenda for Approval

A.	Agenda 1: Consolidated and Separate the Financial Statements as of and for the fiscal year ended December 31, 2021

(1)	Business Performance in FY 2021

A.	Business overview

We were incorporated in February 1985 under the laws of the Republic of Korea. LG Electronics and LG Semicon transferred their respective LCD business to us in 1998, and since then, our business has been focused on the research, development, manufacture and sale of display panels, applying technologies such as TFT-LCD and OLED.

As of December 31, 2021, in Korea we operated TFT-LCD and OLED production facilities and a research center in Paju, TFT-LCD and OLED production facilities in Gumi a research center in Magok. We have also established subsidiaries in the Americas, Europe and Asia.

As of December 31, 2021, our business consisted of the manufacture and sale of display and display related products utilizing TFT-LCD, OLED and other technologies under a single reporting business segment.

2021 Financial highlights by business (based on K-IFRS)

(Unit: In billions of Won)

2021	Display Business
Sales	29,878
Gross Profit	5,305
Operating Profit	2,231

B.	Major products

We manufacture TFT-LCD and OLED panels, majorly used for televisions, IT and Mobile products.

(Unit: In billions of Won, except percentages)

Business area	Sales Type	Items	Usage	Major trademark	Sales in 2021 (%)
Display	Product/ Service/ Other Sales	Televisions	Panels for televisions	LG Display	9,466 (32%)
		IT	Panels for notebook computers, monitors and tablets	LG Display	12,459 (42%)
		Mobile etc.	Panels for smartphones, etc.	LG Display	7,953 (27%)
Total			—	—	29,878 (100%)

(1)	Based on ship-to-party.
(2)	Any discrepancies between the total and the sums of the amounts listed are due to rounding

C. Consolidated Financial Statements

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Financial Position

As of December 31, 2021 and 2020

(In millions of won)	Note	December 31, 2021		December 31, 2020
Assets
Cash and cash equivalents	4, 26	~~W~~	3,541,597	4,218,099
Deposits in banks	4, 26		743,305	78,652
Trade accounts and notes receivable, net	5, 14, 26, 29		4,574,789	3,517,512
Other accounts receivable, net	5, 26		121,899	144,480
Other current financial assets	6, 26, 27		68,203	52,403
Inventories	7		3,350,375	2,170,656
Prepaid income tax	24		58,536	114,202
Other current assets	5		728,363	803,466

Total current assets			13,187,067	11,099,470
Deposits in banks	4, 26		11	11
Investments in equity accounted investees	8		126,719	114,551
Other non-current accounts receivable, net	5, 26		2,376	—
Other non-current financial assets	6, 26, 27		156,211	68,231
Property, plant and equipment, net	9, 17, 27		20,558,446	20,139,703
Intangible assets, net	10, 17		1,644,898	1,020,088
Deferred tax assets	24		2,307,692	2,275,514
Defined benefits assets, net	12		68,276	224,997
Other non-current assets			102,819	123,447

Total non-current assets			24,967,448	23,966,542

Total assets		~~W~~	38,154,515	35,066,012

Liabilities
Trade accounts and notes payable	26, 29	~~W~~	4,814,055	3,779,290
Current financial liabilities	11, 26, 27		4,069,712	3,195,024
Other accounts payable	26		3,401,346	2,781,941
Accrued expenses			1,218,456	651,880
Income tax payable			179,335	25,004
Provisions	13		173,431	197,468
Advances received			67,046	333,821
Other current liabilities			71,436	42,520

Total current liabilities			13,994,817	11,006,948
Non-current financial liabilities	11, 26, 27		8,702,745	11,124,846
Non-current provisions	13		92,942	89,633
Defined benefit liabilities, net	12		1,589	1,498
Deferred tax liabilities	24		6,636	9,530
Other non-current liabilities	26		593,285	102,129

Total non-current liabilities			9,397,197	11,327,636

Total liabilities			23,392,014	22,334,584

Equity
Share capital	15		1,789,079	1,789,079
Share premium			2,251,113	2,251,113
Retained earnings	16		8,541,521	7,518,786
Reserves	15		537,142	(163,446)

Total equity attributable to owners of the Controlling Company			13,118,855	11,395,532

Non-controlling interests			1,643,646	1,335,896

Total equity			14,762,501	12,731,428

Total liabilities and equity		~~W~~	38,154,515	35,066,012

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2021 and 2020

(In millions of won, except earnings per share)	Note	2021		2020

Revenue	16,17,29	~~W~~	29,878,043	24,261,561
Cost of sales	7, 18, 29		(24,572,939)	(21,626,339)

Gross profit			5,305,104	2,635,222
Selling expenses	18,19		(933,043)	(817,611)
Administrative expenses	18,19		(919,409)	(755,340)
Research and development expenses	18		(1,222,044)	(1,098,736)

Operating Profit(loss)			2,230,608	(36,465)

Finance income	22		425,835	438,786
Finance costs	22		(916,614)	(802,678)
Other non-operating income	21		1,252,135	1,784,646
Other non-operating expenses	18,21		(1,280,859)	(1,999,280)
Equity in income of equity accounted investees, net	8		7,780	12,545

Profit(loss) before income tax			1,718,885	(602,446)
Income tax expenses (benefit)	23		385,341	(526,299)

Profit (loss) for the year			1,333,544	(76,147)

Other comprehensive income (loss)
Items that will never be reclassified to profit or loss
Remeasurements of net defined benefit liabilities	12, 23		(163,363)	110,404
Other comprehensive income(loss) from associates	8		(84)	39

			(163,447)	110,443
Items that are or may be reclassified to profit or loss
Foreign currency translation differences for foreign operations	22, 23		869,789	48,181
Loss on valuation of derivative	15, 23		(9,227)	—
Other comprehensive income (loss) from associates	8, 23		4,497	(210)

			865,059	47,971

Other comprehensive income for the period, net of income tax			701,612	158,414

Total comprehensive income (loss) for the year		~~W~~	2,035,156	82,267

Profit (loss) attributable to:
Owners of the Controlling Company			1,186,182	(94,853)
Non-controlling interests			147,362	18,706

Profit (Loss) for the year		~~W~~	1,333,544	(76,147)

Total comprehensive income attributable to:
Owners of the Controlling Company			1,723,323	54,219
Non-controlling interests			311,833	28,048

Total comprehensive income for the year		~~W~~	2,035,156	82,267

Earnings (loss) per share (in won)
Basic earning (loss) per share	25	~~W~~	3,315	(265)
Diluted earning (loss) per share	25		3,130	(265)

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the years ended December 31, 2021 and 2020

	Attributable to owners of the Controlling Company
(In millions of won)	Share capital		Share premium	Retained earnings	Reserves	Sub-total	Non- controlling interests	Total equity
Balances at January 1, 2020	~~W~~	1,789,079	2,251,113	7,503,312	(203,021)	11,340,483	1,147,798	12,488,281

Total comprehensive income (loss) for the year
Profit (loss) for the year		—	—	(94,853)	—	(94,853)	18,706	(76,147)
Other comprehensive income (loss)
Remeasurements of net defined benefit liabilities, net of tax		—	—	110,404	—	110,404	—	110,404
Foreign currency translation differences		—	—	—	38,839	38,839	9,342	48,181
Other comprehensive income (loss) from associates		—	—	39	(210)	(171)	—	(171)

Total other comprehensive income		—	—	110,443	38,629	149,072	9,342	158,414

Total comprehensive income for the year	~~W~~	—	—	15,590	38,629	54,219	28,048	82,267

Transaction with owners, recognized directly in equity
Subsidiaries’ dividends distributed to non-controlling interests		—	—	—	—	—	(12,086)	(12,086)
Capital contribution from non-controlling interests		—	—	(116)	946	830	172,136	172,966

Balances at December 31, 2020	~~W~~	1,789,079	2,251,113	7,518,786	(163,446)	11,395,532	1,335,896	12,731,428

Balances at January 1, 2021	~~W~~	1,789,079	2,251,113	7,518,786	(163,446)	11,395,532	1,335,896	12,731,428

Total comprehensive income (loss) for the year
Profit for the year		—	—	1,186,182	—	1,186,182	147,362	1,333,544
Other comprehensive income (loss)
Remeasurements of net defined benefit liabilities, net of tax		—	—	(163,363)	—	(163,363)	—	(163,363)
Foreign currency translation differences		—	—	—	705,318	705,318	164,471	869,789
Other comprehensive income (loss) from associates		—	—	(84)	4,497	4,413	—	4,413
Loss on valuation of derivative		—	—	—	(9,227)	—	—	(9,227)

Total other comprehensive income (loss)		—	—	(163,447)	700,588	537,141	164,471	701,612

Total comprehensive income for the year	~~W~~	—	—	1,022,735	700,588	1,723,323	311,833	2,035,156

Transaction with owners, recognized directly in equity
Subsidiaries’ dividends distributed to non-controlling interests		—	—	—	—	—	(4,083)	(4,083)

Balances at December 31, 2021	~~W~~	1,789,079	2,251,113	8,541,521	537,142	13,118,855	1,643,646	14,762,501

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2021 and 2020

(In millions of won)	Note	2021		2020
Cash flows from operating activities:
Profit(loss) for the year		~~W~~	1,333,544	(76,147)
Adjustments for:
Income tax expense (benefit)	23		385,341	(526,299)
Depreciation and amortization	9,10,18		4,500,701	4,134,027
Gain on foreign currency translation			(74,125)	(296,870)
Loss on foreign currency translation			193,095	217,287
Expenses related to defined benefit plans	12, 20		144,241	160,669
Gain on disposal of property, plant and equipment			(19,637)	(37,835)
Loss on disposal of property, plant and equipment			64,350	60,294
Impairment loss on property, plant and equipment			19,085	38,494
Reversal of impairment loss on property, plant and equipment			(1,121)	—
Gain on disposal of intangible assets			(196)	(111)
Loss on disposal of intangible assets			—	368
Impairment loss on intangible assets			29,488	79,593
Reversal of impairment loss on intangible assets			(1,152)	(1,110)
Expense on increase of provisions			216,873	308,334
Finance income			(352,423)	(331,723)
Finance costs			832,596	612,164
Equity in income of equity method accounted investees, net	8		(7,780)	(12,545)
Loss on liquidation of investments in subsidiaries			—	72,654
Other income			—	(11,485)
Other expenses			15,538	—

			5,945,144	4,465,906
Changes in:
Trade accounts and notes receivable			(964,130)	(935,888)
Other accounts receivable			20,395	63,192
Inventories			(1,123,239)	(128,495)
Lease receivables			4,765	6,428
Other current assets			107,679	175,486
Other non-current assets			(58,821)	(58,641)
Trade accounts and notes payable			1,037,950	1,387,084
Other accounts payable			72,640	(1,152,786)
Accrued expenses			580,404	(9,704)
Provisions			(237,601)	(277,876)
Advances received			(268,074)	(408,900)
Other current liabilities			9,100	(40,200)
Defined benefit liabilities, net			(208,199)	(109,801)
Other non-current liabilities			11,144	12,973

			(1,015,987)	(1,477,128)
Cash generated from operating activities			6,262,701	2,912,631
Income taxes paid			(118,305)	(156,997)
Interests received			79,188	75,424
Interests paid			(470,138)	(552,274)

Net cash provided by operating activities		~~W~~	5,753,446	2,278,784

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2021 and 2020

(In millions of won)	Note	2021		2020
Cash flows from investing activities:
Dividends received		~~W~~	4,068	8,239
Increase in deposits in banks			(694,313)	(78,452)
Proceeds from withdrawal of deposits in banks			77,152	78,557
Acquisition of financial assets at fair value through profit or loss			(34,418)	(3,227)
Proceeds from disposal of financial assets at fair value through profit or loss			5,226	99
Proceeds from disposal of financial assets at fair value through other comprehensive income			24	6
Proceeds from disposal of investments in equity accounted investees			4,363	2,400
Acquisition of property, plant and equipment			(3,141,430)	(2,595,381)
Proceeds from disposal of property, plant and equipment			65,711	446,193
Acquisition of intangible assets			(635,805)	(353,313)
Proceeds from disposal of intangible assets			2,946	16,996
Government grants received			85,983	118,341
Receipt from settlement of derivatives			8,344	24,468
Proceeds from collection of short-term loans			14,533	13,720
Increase in long-term loans			(26,473)	—
Increase in deposits			(7,145)	(2,084)
Decrease in deposits			8,154	1,286
Proceeds from disposal of other assets			—	11,000

Net cash used in investing activities			(4,263,080)	(2,311,152)

Cash flows from financing activities:	28
Proceeds from short-term borrowings			2,573,757	2,238,806
Repayments of short-term borrowings			(2,425,117)	(2,506,420)
Proceeds from issuance of bonds			498,027	49,949
Proceeds from long-term borrowings			1,298,346	2,329,013
Repayments of current portion of long-term borrowings and bonds			(4,344,208)	(1,278,199)
Repayment of lease liabilities			(66,941)	(62,200)
Capital contribution from non-controlling interests			—	172,966
Subsidiaries’ dividends distributed to non-controlling interests			—	(12,086)

Net cash provided by (used in) financing activities			(2,466,136)	931,829

Net increase (decrease) in cash and cash equivalents			(975,770)	899,461
Cash and cash equivalents at January 1			4,218,099	3,336,003
Effect of exchange rate fluctuations on cash held			299,268	(17,365)

Cash and cash equivalents at December 31		~~W~~	3,541,597	4,218,099

See accompanying notes to the consolidated financial statements.

1.	Reporting Entity

(a)	Description of the Controlling Company

LG Display Co., Ltd. (the “Controlling Company”) was incorporated in February 1985 and the Controlling Company is a public corporation listed in the Korea Exchange since 2004. The main business of the Controlling Company and its subsidiaries (the “Group”) is to manufacture and sell displays and its related products. As of December 31, 2021, the Group is operating Thin Film Transistor Liquid Crystal Display (“TFT-LCD”) and Organic Light Emitting Diode (“OLED”) panel manufacturing plants in Gumi, Paju and China and TFT-LCD and OLED module manufacturing plants in Gumi, Paju, China and Vietnam. The Controlling Company is domiciled in the Republic of Korea with its address at 128 Yeouidae-ro, Yeongdeungpo-gu, Seoul, the Republic of Korea. As of December 31, 2021, LG Electronics Inc., a major shareholder of the Controlling Company, owns 37.9% (135,625,000 shares) of the Controlling Company’s common stock.

The Controlling Company’s common stock is listed on the Korea Exchange under the identifying code 034220. As of December 31, 2021, there are 357,815,700 shares of common stock outstanding. The Controlling Company’s common stock is also listed on the New York Stock Exchange in the form of American Depository Shares (“ADSs”) under the symbol “LPL”. One ADS represents one-half of one share of common stock. As of December 31, 2021, there are 15,910,934 ADSs outstanding.

1.	Reporting Entity, Continued

(b)	Consolidated Subsidiaries as of December 31, 2021

(In millions)
Subsidiaries	Location	Percentage of ownership	Fiscal year end	Date of incorporation	Business	Capital stocks
LG Display America, Inc.	San Jose, U.S.A.	100%	December 31	September 24, 1999	Sell display products	USD	411
LG Display Germany GmbH	Eschborn, Germany	100%	December 31	October 15, 1999	Sell display products	EUR	1
LG Display Japan Co., Ltd.	Tokyo, Japan	100%	December 31	October 12, 1999	Sell display products	JPY	95
LG Display Taiwan Co., Ltd.	Taipei, Taiwan	100%	December 31	April 12, 1999	Sell display products	NTD	116
LG Display Nanjing Co., Ltd.	Nanjing, China	100%	December 31	July 15, 2002	Manufacture display products	CNY	3,020
LG Display Shanghai Co., Ltd.	Shanghai, China	100%	December 31	January 16, 2003	Sell display products	CNY	4
LG Display Guangzhou Co., Ltd.	Guangzhou, China	100%	December 31	June 30, 2006	Manufacture display products	CNY	1,655
LG Display Shenzhen Co., Ltd.	Shenzhen, China	100%	December 31	July 27, 2007	Sell display products	CNY	4
LG Display Singapore Pte. Ltd.	Singapore	100%	December 31	November 4, 2008	Sell display products	USD	1
L&T Display Technology (Fujian) Limited	Fujian, China	51%	December 31	December 7, 2009	Manufacture and sell LCD module and LCD monitor sets	CNY	116
LG Display Yantai Co., Ltd.	Yantai, China	100%	December 31	March 17, 2010	Manufacture display products	CNY	1,008
Nanumnuri Co., Ltd.	Gumi, South Korea	100%	December 31	March 21, 2012	Provide janitorial services	KRW	800
LG Display (China) Co., Ltd.	Guangzhou, China	70%	December 31	December 10, 2012	Manufacture and sell display products	CNY	8,232
Unified Innovative Technology, LLC	Wilmington, U.S.A.	100%	December 31	March 12, 2014	Manage intellectual property	USD	9
LG Display Guangzhou Trading Co., Ltd.	Guangzhou, China	100%	December 31	April 28, 2015	Sell display products	CNY	1
Global OLED Technology, LLC	Sterling, U.S.A.	100%	December 31	December 18, 2009	Manage OLED intellectual property	USD	138
LG Display Vietnam Haiphong Co., Ltd.	Haiphong, Vietnam	100%	December 31	May 5, 2016	Manufacture display products	USD	600
Suzhou Lehui Display Co., Ltd.	Suzhou, China	100%	December 31	July 1, 2016	Manufacture and sell LCD module and LCD monitor sets	CNY	637
LG DISPLAY FUND I LLC(*)	Wilmington, U.S.A.	100%	December 31	May 1, 2018	Invest in venture business and acquire technologies	USD	45
LG Display High-Tech (China) Co., Ltd.	Guangzhou, China	70%	December 31	July 11, 2018	Manufacture and sell display products	CNY	15,600

(*)

For the year ended December 31, 2021, the Controlling Company contributed ~~W~~38,565 million in cash for the capital increase of LG DISPLAY FUND I LLC. There was no change in the Controlling Company’s percentage of ownership in LG DISPLAY FUND I LLC as a result of this additional investment.

In addition to the above subsidiaries, the Controlling Company has invested ~~W~~127,400 million in MMT (Money Market Trust), which is controlled by the Controlling Company.

1.	Reporting Entity, Continued

(c)	Summary of financial information of subsidiaries as of and for the years ended December 31, 2021 and 2020 is as follows:

(In millions of won)	December 31, 2021				2021
Subsidiaries	Total assets		Total liabilities	Total shareholders’ equity	Sales	Net income (loss)
LG Display America, Inc.	~~W~~	1,891,725	1,865,145	26,580	13,585,364	(159)
LG Display Germany GmbH		614,248	597,574	16,674	2,107,714	2,732
LG Display Japan Co., Ltd.		482,445	475,847	6,598	2,332,536	731
LG Display Taiwan Co., Ltd.		472,948	450,519	22,429	2,171,271	2,282
LG Display Nanjing Co., Ltd.		2,072,881	1,103,251	969,630	1,892,179	109,201
LG Display Shanghai Co., Ltd.		575,263	562,025	13,238	934,122	(14,074)
LG Display Guangzhou Co., Ltd.		4,792,782	3,480,019	1,312,763	3,371,505	128,300
LG Display Shenzhen Co., Ltd.		115,545	108,635	6,910	530,023	(10,404)
LG Display Singapore Pte. Ltd.		520,448	511,128	9,320	2,049,047	1,498
L&T Display Technology (Fujian) Limited		432,190	359,239	72,951	1,307,982	(8,946)
LG Display Yantai Co., Ltd.		898,976	411,696	487,280	630,996	(11,857)
Nanumnuri Co., Ltd.		9,907	6,673	3,234	26,068	898
LG Display (China) Co., Ltd.		2,651,061	355,541	2,295,520	2,175,878	380,788
Unified Innovative Technology, LLC		2,814	16	2,798	—	(182)
LG Display Guangzhou Trading Co., Ltd.		703,527	693,105	10,422	1,535,452	1,753
Global OLED Technology, LLC		61,074	9,963	51,111	9,322	(5,714)
LG Display Vietnam Haiphong Co., Ltd.		4,093,339	3,148,557	944,782	2,592,983	270,441
Suzhou Lehui Display Co., Ltd.		332,856	181,707	151,149	614,070	7,040
LG DISPLAY FUND I LLC		43,294	33	43,261	—	49
LG Display High-Tech (China) Co., Ltd.		6,808,246	3,713,739	3,094,507	2,817,308	124,221

	~~W~~	27,575,569	18,034,412	9,541,157	40,683,820	978,598

1.	Reporting Entity, Continued

(In millions of won)	December 31, 2020				2020
Subsidiaries	Total assets		Total liabilities	Total shareholders’ equity	Sales	Net income (loss)
LG Display America, Inc.	~~W~~	1,375,795	1,351,562	24,233	11,383,528	8,063
LG Display Germany GmbH		309,702	295,599	14,103	1,440,763	1,890
LG Display Japan Co., Ltd.		365,295	359,114	6,181	1,923,132	1,105
LG Display Taiwan Co., Ltd.		319,284	301,210	18,074	1,453,734	2,363
LG Display Nanjing Co., Ltd.		1,476,667	710,717	765,950	1,487,428	99,311
LG Display Shanghai Co., Ltd.		373,503	348,609	24,894	814,964	7,237
LG Display Poland Sp. z o.o.		—	—	—	—	17,216
LG Display Guangzhou Co., Ltd.		4,081,473	3,025,937	1,055,536	2,506,152	107,163
LG Display Shenzhen Co., Ltd.		50,255	34,421	15,834	580,638	4,924
LG Display Singapore Pte. Ltd.		499,158	492,045	7,113	1,176,876	2,105
L&T Display Technology (Fujian) Limited		323,801	242,939	80,862	1,168,972	10,796
LG Display Yantai Co., Ltd.		791,520	345,930	445,590	966,393	56,735
Nanumnuri Co., Ltd.		5,659	3,323	2,336	21,062	631
LG Display (China) Co., Ltd.		2,424,290	737,462	1,686,828	1,907,421	(12,279)
Unified Innovative Technology, LLC		2,740	14	2,726	—	(1,094)
LG Display Guangzhou Trading Co., Ltd.		931,858	924,180	7,678	1,372,006	1,050
Global OLED Technology, LLC		66,691	14,369	52,322	8,899	(4,934)
LG Display Vietnam Haiphong Co., Ltd.		3,319,103	2,708,904	610,199	1,829,840	164,533
Suzhou Lehui Display Co., Ltd.		281,293	152,665	128,628	531,464	2,494
LG DISPLAY FUND I LLC		3,127	11	3,116	—	(4,353)
LG Display High-Tech (China) Co., Ltd.		7,011,443	4,346,187	2,665,256	1,249,487	57,000

	~~W~~	24,012,657	16,395,198	7,617,459	31,822,759	521,956

1.	Reporting Entity, Continued

(d)	Information of subsidiaries(before offset of intercompany transactions) which have significant non-controlling interests as of and for the years ended December 31, 2021 and 2020 are as follows:

(In millions of won)
	2021
	LG Display (China) Co., Ltd.		LG Display High-Tech (China) Co., Ltd.
Percentage of ownership in non-controlling interest(%)		30	30
Current assets	~~W~~	1,987,880	1,551,346
Non-current assets		663,181	5,256,900
Current liabilities		324,075	1,261,412
Non-current liabilities		31,466	2,452,327
Net assets		2,295,520	3,094,507
Book value of non-controlling interests		680,757	927,134
Revenue	~~W~~	2,175,878	2,817,308
Profit(Loss) for the year		380,788	124,221
Profit(Loss) attributable to non-controlling interests		114,301	37,435
Cash flows from operating activities	~~W~~	(320,319)	709,247
Cash flows from investing activities		591,139	(315,180)
Cash flows from financing activities		(439,390)	(665,170)
Effect of exchange rate fluctuations on cash held		23,538	19,972
Net decrease in cash and cash equivalents		(145,032)	(251,131)
Cash and cash equivalents at January 1		276,802	290,461
Cash and cash equivalents at December 31		131,770	39,330
Dividends distributed to non-controlling interests	~~W~~	—	—

1.	Reporting Entity, Continued

(In millions of won)
	2020
	LG Display (China) Co., Ltd.		LG Display High-Tech (China) Co., Ltd.
Percentage of ownership in non-controlling interest (%)		30	30
Current assets	~~W~~	1,573,028	1,544,816
Non-current assets		851,262	5,466,627
Current liabilities		326,785	1,588,688
Non-current liabilities		410,677	2,757,499
Net assets		1,686,828	2,665,256
Book value of non-controlling interests		498,084	798,190
Revenue	~~W~~	1,907,421	1,249,487
Profit(Loss) for the year		(12,279)	57,000
Profit(Loss) attributable to non-controlling interests		(3,684)	17,100
Cash flows from operating activities	~~W~~	138,692	142,648
Cash flows from investing activities		(686,387)	(849,577)
Cash flows from financing activities		436,936	826,940
Effect of exchange rate fluctuations on cash held		5,367	(1,501)
Net increase (decrease) in cash and cash equivalents		(105,392)	118,510
Cash and cash equivalents at January 1		382,194	171,951
Cash and cash equivalents at December 31		276,802	290,461
Dividends distributed to non-controlling interests	~~W~~	12,086	—

2.	Basis of Presenting Financial Statements

(a)	Statement of Compliance

In accordance with the Act on External Audits of Stock Companies, Etc., these consolidated financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

The consolidated financial statements were authorized for issuance by the Board of Directors on January 26, 2022, which will be submitted for approval to the shareholders’ meeting to be held on March 23, 2022.

(b)	Basis of Measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following material items in the consolidated statement of financial position:

•

derivative financial instruments at fair value, financial assets at fair value through profit or loss (“FVTPL”), financial assets at fair value through other comprehensive income (“FVOCI”), financial liabilities at fair value through profit or loss (“FVTPL”), and

•	net defined benefit liabilities (defined benefit assets) recognized at the present value of defined benefit obligations less the fair value of plan assets

(c)	Functional and Presentation Currency

Each subsidiary’s financial statements within the Group are presented in the subsidiary’s functional currency, which is the currency of the primary economic environment in which each subsidiary operates.

The consolidated financial statements are presented in Korean won, which is the Controlling Company’s functional currency.

(d)	Use of Estimates and Judgments

The preparation of the consolidated financial statements in conformity with K-IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes:

•	Financial instruments (Note 3(f))

•	Impairment assessment of non-financial assets (Note 3(k), 10)

•	Deferred tax assets and liabilities (Note 3(s), 24)

2.	Basis of Presenting Financial Statements, Continued

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next 12 months is included in the following notes:

•	Provisions (Note 3(m), 13)

•	Inventories (Note 3(e), 7)

•	Property, plant and equipment (Note 9)

•	Intangible assets (Impairment assessment of non-financial assets) (Note 10)

•	Employee benefits (Note 12)

•	Deferred tax assets and liabilities (Note 24)

3.	Summary of Significant Accounting Policies

The significant accounting policies followed by the Group in the preparation of its consolidated financial statements are as follows:

(a)	Changes in Accounting Policies

The Group has early applied amendments to K-IFRS No. 1016, Property, Plant and Equipment: Proceeds before Intended Use, from January 1, 2021. A number of other new standards are effective from January 1, 2021 but they do not have a material effect on the Group’s consolidated financial statements.

(i)	Retrospective application of changes in accounting policies

Before change in an accounting policy, directly attributable cots included the costs of testing whether an property plant and equipment was functioning properly, after deducting the net proceeds from selling items produced. However, after the change in an accounting policy, the proceeds from selling any such items and the cost of those items are recognized in profit or loss.

The Group apply amendments retrospectively, but only to items of property, plant and equipment that are brought to the location and condition necessary for them to be capable of operating in the manner intended by management on or after the beginning of the earliest period presented in the financial statements in which the Group first applies the amendments, and the Group restated and presented the financial statements as of and for the year ended December 31, 2020 as follows.

3.	Summary of Significant Accounting Policies, Continued

(a)	Changes in Accounting Policies, Continued

(ii)	Impact on the consolidated financial statements

Adjusted amount of each account in the financial statements from retrospective application of changes in an accounting policy is as follows:

i)	Impacts on the consolidated statements of financial position as of December 31, 2020

(In millions of won)
	As previously reported		Adjustments	As restated
Assets
Property, plant and equipment	~~W~~	20,147,051	(7,348)	20,139,703
Deferred tax assets		2,273,677	1,837	2,275,514

	~~W~~	22,420,728	(5,511)	22,415,217

Equity
Retained earnings	~~W~~	7,524,297	(5,511)	7,518,786

ii)	Impacts on the consolidated statements of financial position as of December 31, 2021

(In millions of won)
	Amounts under previous GAAP		Adjustments	December 31, 2021
Assets
Property, plant and equipment	~~W~~	20,564,161	(5,715)	20,558,446
Deferred tax assets		2,306,263	1,429	2,307,692

	~~W~~	22,870,424	(4,286)	22,866,138

Equity
Retained earnings	~~W~~	8,545,807	(4,286)	8,541,521

3.	Summary of Significant Accounting Policies, Continued

(a)	Changes in Accounting Policies, Continued

(ii)	Impact on the consolidated financial statements, Continued

iii)	Impacts on the consolidated statements of comprehensive income for the year ended December 31, 2020

(In millions of won, except earnings per share)
	As previously reported		Adjustments	As restated
Revenue	~~W~~	24,230,124	31,437	24,261,561
Cost of sales		(21,587,554)	(38,785)	(21,626,339)

Gross profit	~~W~~	2,642,570	(7,348)	2,635,222

Operating loss	~~W~~	(29,117)	(7,348)	(36,465)
Loss before income tax	~~W~~	(595,098)	(7,348)	(602,446)
Income tax expense (benefit)		(524,462)	(1,837)	(526,299)

Loss for the year	~~W~~	(70,636)	(5,511)	(76,147)

Basic and diluted earnings (loss) per share (in won)	~~W~~	(250)	(15)	(265)

iv)	Impacts on the consolidated statements of comprehensive income for the year ended December 31, 2021

(In millions of won, except earnings per share)
	Amounts under previous GAAP		Adjustments	December 31, 2021
Revenue	~~W~~	29,878,043	—	29,878,043
Cost of sales		(24,574,572)	1,633	(24,572,939)

Gross profit	~~W~~	5,303,471	1,633	5,305,104

Operating Income	~~W~~	2,228,975	1,633	2,230,608
Profit before income tax	~~W~~	1,717,252	1,633	1,718,885
Income tax expense (benefit)		384,933	408	385,341

Profit for the year	~~W~~	1,332,319	1,225	1,333,544

Basic earnings per share (in won)	~~W~~	3,312	3	3,315
Diluted earnings per share (in won)	~~W~~	3,126	4	3,130

3.	Summary of Significant Accounting Policies, Continued

(a)	Changes in Accounting Policies, Continued

(ii)	Impact on the consolidated financial statements, Continued

v)	Impacts on the consolidated statements of cash flows for the year ended December 31, 2020

(In millions of won, except earnings per share)
	As reported		Adjustment	Restated
Net cash provided by operating activities	~~W~~	2,286,948	(8,164)	2,278,784
Net cash used in investing activities		(2,319,316)	8,164	(2,311,152)
Net cash provided by financing activities		931,829	—	931,829

(b)	Consolidation

(i)	Business Combinations

The Group accounts for business combinations using the acquisition method except for a combination of entities or businesses under common control. The consideration transferred in the acquisition is generally measured at fair value, as are the identifiable net assets acquired. If the aggregate sum of consideration transferred and non-controlling interest exceeds the fair value of identifiable net asset, the Group recognizes goodwill; if not, then the Group recognizes gain on a bargain purchase. Any goodwill that arises is tested annually for impairment. Transaction costs are expensed as incurred, except if related to the issue of debt or equity instruments in accordance with K-IFRS No. 1032 and K-IFRS No. 1109. The consideration transferred does not include amounts related to the settlement of pre-existing relationships. Such amounts are generally recognized in profit or loss.

(ii)	Subsidiaries

Subsidiaries are entities controlled by the Group. The Group controls an entity when it is exposed, or has right to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control commences until the date on which control ceases.

(iii)	Non-controlling interests

Non-controlling interests (“NCI”) are measured at their proportionate share of the acquiree’s identifiable net assets at the acquisition date. Profit or loss and other comprehensive income (loss) of subsidiaries are attributed to owners of the Controlling Company and non-controlling interests.

Changes in the Group’s interest in subsidiaries that do not result in a loss of control are accounted for as equity transactions.

3.	Summary of Significant Accounting Policies, Continued

(b)	Consolidation, Continued

(iv)	Loss of Control

If the Controlling Company loses control of subsidiaries, the Controlling Company derecognizes the assets and liabilities of the former subsidiaries from the consolidated statement of financial position and recognizes the gain or loss associated with the loss of control attributable to the former controlling interest. Meanwhile, the Controlling Company recognizes any investment retained in the former subsidiaries at its fair value when control is lost.

(v)	Associates and joint ventures (equity method investees)

Associates are those entities in which the Group has significant influence, but not control or joint control, over the financial and operating policies. A joint venture is an arrangement in which the parties have joint control, whereby the parties has rights to the net assets of the arrangement, rather than rights to its assets and obligations for its liabilities.

Investments in associates and joint ventures are initially recognized at cost and subsequently accounted for using the equity method of accounting. The carrying amount of investments in associates and joint ventures is increased or decreased to recognize the Group’s share of the profits or losses and changes in the Group’s proportionate interest of the investee after the date of acquisition. Distributions received from an investee reduce the carrying amount of the investment.

If an associate or a joint venture uses accounting policies different from those of the Controlling Company for like transactions and events in similar circumstances, appropriate adjustments are made to the consolidated financial statements. As of and during the periods presented in the consolidated financial statements, no adjustments were made in applying the equity method.

When the Group’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest, including any long-term investments, is reduced to nil, and the recognition of further losses is discontinued except to the extent that the Group has an obligation or has made payments on behalf of the investee.

(vi)	Transactions eliminated on consolidation

Intra-group balances and transactions, including income and expenses and any unrealized income and expenses and balance of trade accounts and notes receivable and payable arising from intra-group transactions, are eliminated. Unrealized gains arising from transactions with equity-accounted investees are eliminated against the investment to the extent of the Group’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

3.	Summary of Significant Accounting Policies, Continued

(c)	Foreign Currency Transaction and Translation

Transactions in foreign currencies are translated to the respective functional currencies of the Group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency at the exchange rate on the reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was originally determined. Foreign currency differences arising on retranslation are recognized in profit or loss, except for differences arising on an investment in equity instruments designated as at FVOCI and a financial asset and liability designated as a cash flow hedge, which are recognized in other comprehensive income. Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition are recognized in profit or loss in the period in which they arise. Foreign currency differences arising from assets and liabilities in relation to the investing and financing activities including borrowings, bonds and cash and cash equivalents are recognized in finance income (costs) in the consolidated statement of comprehensive income (loss) and foreign currency differences arising from assets and liabilities in relation to activities other than investing and financing activities are recognized in other non-operating income (expense) in the consolidated statement of comprehensive income (loss). Foreign currency differences are presented in gross amounts in the consolidated statement of comprehensive income (loss).

If the presentation currency of the Group is different from a foreign operation’s functional currency, the financial position and financial performance of the foreign operation are translated into the presentation currency using the following methods. The assets and liabilities of foreign operations, whose functional currency is not the currency of a hyperinflationary economy are translated to the Group’s functional currency at exchange rates at the reporting date. The income and expenses of foreign operations are translated to the Group’s functional currency at exchange rates at the dates of the transactions and foreign currency differences are recognized in other comprehensive income (loss). Relevant proportionate shares of foreign currency differences are allocated to the controlling interests and non-controlling interests. When a foreign operation is disposed of in its entirety or partially such that control, significant influence or joint control is lost, the cumulative amount in the translation reserve related to that foreign operation is reclassified to profit or loss as part of the gain or loss on disposal. If the Group disposes part of its interest in a subsidiary but retains control, then the relevant proportion of the cumulative amount is reattributed to NCI. When the Group disposes of only part of an associate or joint venture while retaining significant influence or joint control, the relevant proportion of the cumulative amount is reclassified to profit or loss.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation is treated as assets and liabilities of the foreign operation. Thus, they are expressed in the functional currency of the foreign operation and translated at the at each reporting date’s exchange rate.

(d)	Cash and cash equivalents

Cash and cash equivalents include all cash balances and short-term highly liquid investments with an original maturity of three months or less that are readily convertible into known amounts of cash.

3.	Summary of Significant Accounting Policies, Continued

(e)	Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the weighted-average method, and includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated selling expenses. In the case of manufactured inventories and work-in-process, cost includes an appropriate share of production overheads based on the actual capacity of production facilities. However, the normal capacity is used for the allocation of fixed production overheads if the actual level of production is lower than the normal capacity.

(f)	Financial Instruments

(i)	Non-derivative financial assets

Recognition and initial measurement

Trade receivables and debt instruments issued are initially recognized when they are originated. All other financial assets are recognized in statement of financial position when, and only when, the Group becomes a party to the contractual provisions of the instrument.

A financial asset (unless it is a trade receivable without a significant financing component) is initially measured at fair value plus, for an item not at FVTPL, transaction costs that are directly attributable to its acquisition or issue. A trade receivable without a significant financing component is initially measured at the transaction price.

Classification and subsequent measurement

i)	Financial assets

On initial recognition, a financial asset is classified as measured at: amortized cost; FVOCI – debt investment; FVOCI – equity investments; or FVTPL. Financial assets are not reclassified subsequent to their initial recognition unless the Group changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the subsequent reporting period following the change in the business model.

A financial asset is measured as at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and

•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

3.	Summary of Significant Accounting Policies, Continued

(f)	Financial Instruments, Continued

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

•	the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

On initial recognition of an equity investments that is not held for trading, the Group may irrevocably elect to present subsequent changes in the investment’s fair value in OCI. This election is made on an investment-by-investment basis.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured as at FVTPL. This includes all derivative financial assets. At initial recognition, the Group may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

ii)	Financial assets: business model

The Group makes an assessment of the objective of the business model in which a financial asset is held at a portfolio level because this best reflects the way the business is managed and information is provided to management. The information considered includes:

•

the stated policies and objectives for the portfolio and the operation of those policies in practice (these include whether management’s strategy focuses on earning contractual interest income, maintaining a particular interest rate profile, matching the duration of the financial assets to the duration of any related liabilities or expected cash outflows or realizing cash flows through the sale of the assets);

•	how the performance of the portfolio is evaluated and reported to the Group’s management;

•	the risks that affect the performance of the business model (and the financial assets held within that business model) and how those risks are managed; and

•	the frequency, volume and timing of sales of financial assets in prior periods, the reasons for such sales and expectations about future sales activity.

Transfers of financial assets to third parties in transaction that do not qualify for derecognition are not considered sale for this purpose.

A financial asset that is held for trading or is managed and whose performance is evaluated on a fair value basis is measured at FVTPL.

3.	Summary of Significant Accounting Policies, Continued

(f)	Financial Instruments, Continued

iii)	Financial assets: Assessment whether contractual cash flows are solely payments of principal and interest

For the purpose of the assessment, “principal” is defined as the fair value of the financial asset on initial recognition. ‘Interest’ is defined as consideration for the time value of money and for the credit risk associated with the principal amount outstanding during a particular period of time and for other basic lending risks and cost (e.g. liquidity risk and administrative costs), as well as profit margin.

In assessing whether the contractual cash flows are solely payments of principal and interest, the Group considers the contractual terms of the instrument. This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition. In making this assessment, the Group considers:

•	contingent events that would change the amount or timing of cash flows:

•	terms that may adjust the contractual coupon rate, including variable-rate features;

•	prepayment and extension features; and

•	terms that limit the Group’s claim to cash flows from specified assets (e.g. non-recourse features)

A prepayment feature is consistent with the solely payments of principal and interest criterion if the prepayment amount substantially represents unpaid amounts of principal and interest or the principal amount outstanding, which may include reasonable additional compensation for early termination of the contract.

Additionally, for a financial asset acquired at a discount or premium to its contractual par amount, a feature that permits or requires prepayment at an amount that substantially represents the contractual par amount plus accrued but unpaid contractual interest (which may also include reasonable additional compensation for early termination) is treated as consistent with this criterion if the fair value of the prepayment feature is insignificant at initial recognition.

iv)	Financial assets: Subsequent measurement and gains and losses

Financial assets at FVTPL	These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.

Financial assets at amortized cost	These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

Debt investments at FVOCI	These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

3.	Summary of Significant Accounting Policies, Continued

(f)	Financial Instruments, Continued

Derecognition

The Group derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, it transfers the rights to receive the contractual cash flows of the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred, or it transfers or does not retain substantially all the risks and rewards of ownership of a transferred asset, and does not retain control of the transferred asset.

If the Group has retained substantially all the risks and rewards of ownership of the transferred asset, the Group continues to recognize the transferred asset.

Interest rate benchmark reform

If the basis for determining the contractual cash flows of a financial asset or financial liability measured at amortized cost changed as a result of interest rate benchmark reform, then the Group updates the effective interest rate of the financial asset or financial liability to reflect the change that is required by the reform if the following conditions are met:

•	the change is necessary as a direct consequence of the reform; and

•	the new basis for determining the contractual cash flows is economically equivalent to the previous basis – i.e. the basis immediately before the change.

When changes were made to a financial asset or financial liability in addition to changes to the basis for determining the contractual cash flows required by interest rate benchmark reform, the Group first updates the effective interest rate of the financial asset or financial liability to reflect the change that is required by interest rate benchmark reform. After that, the Group applies the policies on accounting for modifications to the additional changes.

Offset

Financial assets and liabilities are offset and the net amount is presented in the consolidated statement of financial position when, and only when, the Group has a legal right to offset the amounts and intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

(ii)	Non-derivative financial liabilities

The Group classifies financial liabilities into two categories, financial liabilities at FVTPL and other financial liabilities in accordance with the substance of the contractual arrangement and the definitions of financial liabilities, and recognizes them in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the instrument.

Financial liabilities at FVTPL include financial liabilities held for trading or designated as such upon initial recognition at FVTPL. After initial recognition, financial liabilities at FVTPL are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the issuance of financial liabilities are recognized in profit or loss as incurred.

3.	Summary of Significant Accounting Policies, Continued

(f)	Financial Instruments, Continued

Non-derivative financial liabilities other than financial liabilities classified as at FVTPL are classified as other financial liabilities and measured initially at fair value minus transaction costs that are directly attributable to the issuance of financial liabilities. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method. As of December 31, 2020, non-derivative financial liabilities comprise borrowings, bonds, trade accounts and notes payable, other accounts payable and others.

The Group derecognizes a financial liability when its contractual obligations are discharged, cancelled or expired.

(iii)	Share Capital

The Group issued common stocks and they are classified as equity. Incremental costs directly attributable to the issuance of common stocks are recognized as a deduction from equity, net of tax effects. Capital contributed in excess of par value upon issuance of common stocks is classified as share premium within equity.

(iv)	Derivative financial instruments

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

Hedge Accounting

If necessary, the Group designates derivatives as hedging items to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Group’s management formally designates and documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship, both at the inception of the hedge relationship as well as on an ongoing basis.

i)	Fair value hedges

Change in the fair value of a derivative hedging instrument designated as a fair value hedge and the hedged item is recognized in profit or loss, respectively. The gain or loss from remeasuring the hedging instrument at fair value and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss in the same line item of the statement of comprehensive income (loss). The Group discontinues fair value hedge accounting if it does not designate the derivative hedging instrument and the hedged item as the hedge relationship between them anymore; if the hedging instrument expires or is sold, terminated or exercised; or if the hedge no longer meets the criteria for hedge accounting.

3.	Summary of Significant Accounting Policies, Continued

(f)	Financial Instruments, Continued

ii)	Cash flow hedges

When a derivative designated as a cash flow hedging instrument meets the criteria of cash flow hedge accounting, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and the ineffective portion of changes in the fair value of the derivative is recognized in profit or loss. The Group discontinues cash flow hedge accounting if it does not designate the derivative hedging instrument and the hedged item as the hedge relationship between them anymore; if the hedging instruments expires or is sold, terminated or exercised; or if the hedge no longer meets the criteria for hedge accounting. The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

Embedded derivative

Embedded derivatives are separated from the host contract and accounted for separately if the host contract is not a financial asset and certain criteria are met.

Other derivative financial instruments

Other derivative financial instruments are measured at fair value and changes of their fair value are recognized in profit or loss.

(g)	Property, Plant and Equipment

(i)	Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes an expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located and borrowing costs on qualifying assets.

The gain or loss arising from the derecognition of an item of property, plant and equipment is determined as the difference between the net disposal proceeds, if any, and the carrying amount of the item and recognized in other non-operating income or other non-operating expenses.

(ii)	Subsequent costs

Subsequent expenditure on an item of property, plant and equipment is recognized as part of its cost only if it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

3.	Summary of Significant Accounting Policies, Continued

(g)	Property, Plant and Equipment, Continued

(iii)	Depreciation

Land is not depreciated and depreciation of other items of property, plant and equipment is recognized in profit or loss on a straight-line basis, reflecting the pattern in which the asset’s future economic benefits are expected to be consumed by the Group. The residual value of property, plant and equipment is zero.

Estimated useful lives of the assets are as follows:

Estimated useful lives (years)
Buildings and structures	20, 40
Machinery	4, 5
Furniture and fixtures	4
Equipment, tools and vehicles	2, 4, 12
Right-of-use assets	(*)

(*)	The Group depreciates the right-of-use assets from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term.

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate and any changes are accounted for as changes in accounting estimates.

(h)	Borrowing Costs

The Group capitalizes borrowing costs, which includes interests and exchange differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs, directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use or sale. To the extent that the Group borrows funds specifically for the purpose of obtaining a qualifying asset, the Group determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. The Group immediately recognizes other borrowing costs as an expense.

(i)	Government Grants

In case there is reasonable assurance that the Group will comply with the conditions attached to a government grant, the government grant is recognized as follows:

(i)	Grants related to the purchase or construction of assets

A government grant related to the purchase or construction of assets is deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduced depreciation expense and cash related to grant received is presented in investing activities in the statement of cash flows.

3.	Summary of Significant Accounting Policies, Continued

(i)	Government Grants, Continued

(ii)	Grants for compensating the Group’s expenses incurred

A government grant that compensates the Group for expenses incurred is recognized in profit or loss as a deduction from relevant expenses on a systematic basis in the periods in which the expenses are recognized.

(iii)	Other government grants

A government grant that becomes receivable for the purpose of giving immediate financial support to the Group with no compensation for expenses or losses already incurred or no future related costs is recognized as income of the period in which it becomes receivable.

(j)	Intangible Assets

Intangible assets are initially measured at cost. Subsequently, intangible assets are measured at cost less accumulated amortization and accumulated impairment losses.

(i)	Goodwill

Goodwill arising from business combinations is recognized as the excess of the acquisition cost of a business over the net fair value of the identifiable assets acquired and liabilities assumed. Any deficit is a bargain purchase that is recognized in profit or loss. Goodwill is measured at cost less accumulated impairment losses.

(ii)	Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss as incurred. Development activities involve a plan or design of the production of new or substantially improved products and processes. Development expenditure is capitalized as intangible assets only if the Group can demonstrate all of the following:

•	the technical feasibility of completing the intangible asset so that it will be available for use or sale,

•	its intention to complete the intangible asset and use or sell it,

•	its ability to use or sell the intangible asset,

•

how the intangible asset will generate probable future economic benefits (among other things, the Group can demonstrate the usefulness of the intangible asset by existence of a market for the output of the intangible asset or the intangible asset itself if it is to be used internally),

•	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset, and

•	its ability to measure reliably the expenditure attributable to the intangible asset during its development.

Development projects are divided into research activities and development activities. Expenditures on research activities are recognized in profit or loss and qualifying development expenditures on development activities are capitalized.

3.	Summary of Significant Accounting Policies, Continued

(j)	Intangible Assets, Continued

The expenditure capitalized includes the cost of materials, direct labor and overhead costs that are directly attributable to preparing the asset for its intended use, and borrowing costs on qualifying assets.

(iii)	Other intangible assets

Other intangible assets include intellectual property rights, software, customer relationships, technology, memberships and others.

(iv)	Subsequent costs

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific intangible asset to which they relate. All other expenditures, including expenditures on internally generated goodwill and brands, are recognized in profit or loss as incurred.

(v)	Amortization

Amortization is calculated on a straight-line basis over the estimated useful lives of intangible assets, other than goodwill, from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which condominium and golf club memberships are expected to be available for use, these intangible assets are regarded as having indefinite useful lives and not amortized.

Estimated useful lives (years)
Intellectual property rights	5, 10, (*1)
Rights to use electricity, water and gas supply facilities	10
Software	4, (*1)
Customer relationships	7, 10
Technology	10
Development costs	(*2)
Condominium and golf club memberships	Indefinite

(*1)	Software license and patent royalty are amortized over the useful lives considering the contract period.
(*2)

Capitalized development costs are amortized over the useful lives considering the life cycle of the developed products. Amortization of capitalized development costs are recognized in research and development expenses in the consolidated statement of comprehensive income (loss).

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at each financial year-end. The useful lives of intangible assets with indefinite useful lives are reviewed at each financial year-end to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. If appropriate, the changes are accounted for as changes in accounting estimates.

3.	Summary of Significant Accounting Policies, Continued

(k)	Impairment

(i)	Financial assets

Financial instruments and contract assets

The Group recognizes loss allowance for financial assets measured at amortized cost and debt investments at FVOCI at the ‘expected credit loss’ (ECL).

The Group recognizes a loss allowance for the life-time expected credit losses except for following, which are measured at 12-month ECLs:

•	debt instruments that are determined to have low credit risk at the reporting date; and

•

other debt instruments and bank deposits for which credit risk (i.e. the risk of default occurring over the expected life of the financial instrument) has not increased significantly since initial recognition.

When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, the Group considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both qualitative and quantitative information and analysis, based on the Group’s historical experience and informed credit assessment including forward-looking information.

Lifetime ECLs are the ECLs that result from all possible default events over the expected life of a financial instrument.

12-month ECLs are the portion of the ECLs that result from default events that are possible within the 12 months after the reporting date (or a shorter period if the expected life of the instrument is less than 12 months).

The maximum period considered when estimating ECLs is the maximum contractual period over which the Group is exposed to credit risk.

Estimation of expected credit losses

Expected credit losses are a probability-weighted estimate of credit losses. Credit losses are measured using the present value of the difference between the contractual cash flows and the expected contractual cash flows. The expected credit losses are discounted using effective interest rate of the financial assets.

3.	Summary of Significant Accounting Policies, Continued

(k)	Impairment, Continued

Credit-impaired financial assets

At each reporting period-end, the Group assesses whether financial assets carried at amortized cost and debt instruments at FVOCI are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Evidence that a financial asset is credit-impaired includes the following observable data:

•	significant financial difficulty of the issuer or the borrower;

•

the lender(s) of the borrower, for economic or contractual reasons relating to the borrower’s financial difficulty, having granted to the borrower a concession(s) that the lender(s) would not otherwise consider;

•	it is probable that the borrower will enter bankruptcy or other financial reorganization; or

•	the disappearance of an active market for a security because of financial difficulties.

Presentation of loss allowance for ECL in the consolidated statement of financial position

Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets. For debt instruments at FVOCI, the loss allowance is charged to profit or loss and is recognized in OCI instead of reducing the carrying amount of financial assets in the consolidated statement of financial position.

Write-off

The gross carrying amount of a financial asset is written off when the Group has no reasonable expectations for recovering the financial asset in its entirety or a portion thereof. The Group assess whether there are reasonable expectations of recovering the contractual cash flows from customers and individually assess the timing and amount of write-off. The Group expects no significant recovery from the amount written-off. However, financial assets that are written off could still be subject to enforcement activities in order to comply with the Group’s procedures for recovery of amounts due.

3.	Summary of Significant Accounting Policies, Continued

(k)	Impairment, Continued

(ii)	Non-financial assets

The carrying amounts of the Group’s non-financial assets, other than assets arising from employee benefits, inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill, and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, the recoverable amount is estimated each year.

Recoverable amount is estimated for the individual asset. If it is not possible to estimate the recoverable amount of the individual asset, the Group determines the recoverable amount of the cash-generating unit to which the asset belongs. The cash-generating unit (“CGU”) is the smallest group of assets that includes the asset and generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Goodwill arising from a business combination is allocated to CGUs or groups of CGUs that are expected to benefit from the synergies of the combination. The recoverable amount of an asset or cash-generating unit is determined as the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. Fair value less costs to sell is based on the best information available to reflect the amount that the Group could obtain from the disposal of the asset in an arm’s length transaction between knowledgeable, willing parties, after deducting the costs of disposal.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of a CGU are allocated first to reduce the carrying amount of any goodwill allocated to the unit, and then to reduce the carrying amounts of the other assets in the unit on a pro rata basis.

In respect of assets other than goodwill, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of accumulated depreciation or amortization, if no impairment loss had been recognized from the acquisition cost. An impairment loss in respect of goodwill is not reversed.

3.	Summary of Significant Accounting Policies, Continued

(l)	Leases

A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

(i)	As a lessee

At commencement or on modification of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease and non-lease component on the basis of its relative stand-alone price. For certain leases, the Group accounts for the lease and non-lease components as a single lease component by applying the practical expedient not to separate non-lease components.

The Group recognizes a right-of-use asset and lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at of before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Group by the end of the lease term or the cost of the right-of-use asset reflects that the Group will exercise a purchase option. In that case, the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate. Generally, the Group uses its incremental borrowing rate as the discount rate.

The Group determines its incremental borrowing rate by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and type of the asset leased.

Lease payments included in the measurement of the lease liability comprise the following:

•	fixed payments, including in-substance fixed payments;

•	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

•	amounts expected to be payable under a residual value guarantee; and

•

the exercise price under a purchase option that the Group is reasonably certain to exercise, lease payments in an optional renewal period if the Group is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Group is reasonably certain not to terminate early.

3.	Summary of Significant Accounting Policies, Continued

(l)	Leases, Continued

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Group’s estimate of the amount expected to be payable under a residual value guarantee, if the Group changes its assessment of whether it will exercise a purchase, extension or termination option or if there is a revised in-substance fixed lease payment.

When the lease liability is remeasured, the Group recognizes the amount of the remeasurement of the lease liability as an adjustment to the right-of-use asset. However, if the carrying amount of the right-of-use asset is reduced to zero and there is a further reduction in the measurement of the lease liability, the Group recognizes any remaining amount of the remeasurement in profit or loss.

The Group presents right-of-use assets in ‘property, plant and equipment’ and lease liabilities in ‘financial liabilities’ in the consolidated statement of financial position.

The Group has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets and short-term leases. The Group recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

(ii)	As a lessor

When the Group acts as a lessor, it determines at lease inception whether each lease is a finance lease or an operating lease.

To classify each lease, the Group makes an overall assessment of whether the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset. If the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset, then the lease is a finance lease; if not, then it is an operating lease. As part of this assessment, the Group considers certain indicators such as whether the lease is for the major part of the economic life of the asset.

When the Group is an intermediate lessor, it accounts for its interests in the head lease and the sub-lease separately. It assesses the lease classification of a sub-lease with reference to the right-of-use asset arising from the head lease, not with reference to the underlying asset. If a head lease is a short-term lease to which the Group applies the exemption described above, then it classifies the sub-lease as an operating lease.

If an arrangement contains lease and non-lease components, then the Group applies K-IFRS No. 1115 to allocate the consideration in the contract.

At the commencement date, the Group recognizes assets held under a finance lease in its statement of financial position and present them as a receivable at an amount equal to the net investment in the lease and recognize finance income over the lease term, based on a pattern reflecting a constant periodic rate of return on the lessor’s net investment in the lease.

The Group recognizes lease payments received under operating leases as income on a straight-line basis over the lease term as part of ‘other revenue’.

3.	Summary of Significant Accounting Policies, Continued

(m)	Provisions

A provision is recognized as a result of a past event, if the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

The risks and uncertainties that inevitably surround events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows. The unwinding of the discount is recognized as finance cost.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

The Group recognizes a liability for warranty obligations based on the estimated costs expected to be incurred under its basic limited warranty. This warranty covers defective products and is normally applicable for a warranty period from the date of purchase. These liabilities are accrued when product revenues are recognized. Factors that affect the Group’s warranty liability include historical and anticipated rates of warranty claims on those repairs and cost per claim to satisfy the Group’s warranty obligation. Warranty costs primarily include raw materials and labor costs. As these factors are impacted by actual experience and future expectations, management periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. Accrued warranty obligations are included in the current and non-current provisions.

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, penalties and other sources, are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated.

(n)	Non-current Assets Held for Sale

Non-current assets, or disposal groups comprising assets and liabilities, are classified as held-for-sale if it is highly probable that they will be recovered primarily from sale rather than through continuing use. In order to be classified as held for sale, the asset (or disposal group) is available for immediate sale in its present condition and its sale is highly probable. The assets (or disposal groups) that are classified as non-current assets held for sale are measured at the lower of their carrying amount and fair value less costs to sell on initial classification. The Group recognizes an impairment loss for any subsequent decrease in fair value of the asset (or disposal group) for which an impairment loss was recognized on initial classification as held-for-sale and a gain for any subsequent increase in fair value in profit or losses, up to the cumulative impairment loss previously recognized.

The Group does not depreciate a non-current asset while it is classified as held for sale or while it is part of a disposal group classified as held for sale.

3.	Summary of Significant Accounting Policies, Continued

(o)	Employee Benefits

(i)	Short-term employee benefits

Short-term employee benefits that are due to be settled within twelve months after the end of the period in which the employees render the related service are recognized in profit or loss on an undiscounted basis. The expected cost of profit-sharing and bonus plans and others are recognized when the Group has a present legal or constructive obligation to make payments as a result of past events and a reliable estimate of the obligation can be made.

(ii)	Other long-term employee benefits

The Group’s net obligation in respect of long-term employee benefits other than pension plans is the amount of future benefit that employees have earned in return for their service in the current and prior periods.

(iii)	Defined contribution plan

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in profit or loss in the period during which services are rendered by employees.

(iv)	Defined benefit plan

A defined benefit plan is a post-employment benefit plan other than defined contribution plans. The Group’s net obligation in respect of its defined benefit plan is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. The fair value of any plan assets is deducted.

The calculation is performed annually by an independent actuary using the projected unit credit method. The discount rate is the yield at the reporting date on high quality corporate bonds that have maturity dates approximating the terms of the Group’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The Group recognizes all actuarial gains and losses arising from defined benefit plans in retained earnings immediately.

The Group determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. Consequently, the net interest on the net defined benefit liability (asset) now comprises: interest cost on the defined benefit obligation, interest income on plan assets, and interest on the effect on the asset ceiling.

When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in profit or loss. The Group recognizes gains and losses on the settlement of a defined benefit plan when the settlement occurs.

3.	Summary of Significant Accounting Policies, Continued

(o)	Employee Benefits, Continued

(v)	Termination benefits

The Group recognizes expense for termination benefits at the earlier of the date when the entity can no longer withdraw the offer of those benefits and when the entity recognizes costs for a restructuring involving the payment of termination benefits. If the termination benefits are not expected to be settled wholly before twelve months after the end of the annual reporting period, the Group measures the termination benefit with present value of future cash payments.

(p)	Revenue from contracts with customers

Revenue from the sale of goods in the course of ordinary activities is measured at the fair value of the consideration received or receivable, net of estimated returns, trade discounts, volume rebates and other cash incentives paid to customers.

The Group recognizes revenue according to the five stage revenue recognition model (① Identifying the contract à② Identifying performance obligations à③ Determining transaction price à④ Allocating the transaction price to performance obligations à⑤ Recognizing revenue for performance obligations).

The Group generates revenue primarily from sale of display panels. Product revenue is recognized when a customer obtains control over the Group’s products, which typically occurs upon shipment or delivery depending on the terms of the contracts with the customer.

The Group includes return option in the sales contract of display panels with its customers and the consideration receivable from the customer is subject to change due to returns. The Group estimates an amount of variable consideration by using the expected value method which the Group expects to better predict the amount of consideration. The Group includes in the transaction price an amount of variable consideration estimated only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur during the return period when the uncertainty associated with the variable consideration is subsequently resolved. The Group recognizes a refund liability and an asset for its right to recover products from customers if the Group receives consideration from a customer and expects to refund some or all of that consideration to the customer. Sales taxes or value-added taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and are excluded from revenues in the consolidated statement of comprehensive income (loss).

(q)	Operating Segments

An operating segment is a component of the Group that: 1) engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with other components of the group, 2) whose operating results are reviewed regularly by the Group’s chief operating decision maker (“CODM”) in order to allocate resources and assess its performance, and 3) for which discrete financial information is available. Management has determined that the CODM of the Group is the Board of Directors. The CODM does not receive and therefore does not review discrete financial information for any component of the Group. Consequently, no operating segment information is included in these consolidated financial statements. Entity wide disclosures of geographic and product revenue information are provided in Note 17 to these consolidated financial statements.

3.	Summary of Significant Accounting Policies, Continued

(r)	Finance Income and Finance Costs

Finance income comprises interest income on funds invested (including debt instruments measured at FVOCI), dividend income, gains on disposal of debt instruments measured at FVOCI, changes in fair value of financial assets at FVTPL, and gains on hedging instruments that are recognized in profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest method. Dividend income is recognized in profit or loss on the date that the Group’s right to receive payment is established.

Finance costs comprise interest expense on borrowings, unwinding of the discount on provisions, gain and losses from financial assets measured at FVTPL, impairment losses recognized on financial assets, and losses on hedging instruments that are recognized in profit or loss. Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset are capitalized as part of the cost of that asset.

(s)	Income Tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

(i)	Current tax

Current tax comprises the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the reporting date and any adjustment to tax payable in respect of previous years. The amount of current tax payable or receivable is the best estimate of the tax amount expected to be paid or received that reflects uncertainty related to income taxes, if any. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

(ii)	Deferred tax

Deferred tax is recognized, using the asset and liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

3.	Summary of Significant Accounting Policies, Continued

(s)	Income Tax, Continued

The Group recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that the Group is able to control the timing of the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. A deferred tax asset is recognized for all deductible temporary differences to the extent that it is probable that the differences relating to investments in subsidiaries, associates and joint ventures will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

The Group offsets deferred tax assets and deferred tax liabilities if, and only if the Group has a legally enforceable right to set off current tax assets against current tax liabilities and the deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously.

(t)	Earnings (Loss) Per Share

The Controlling Company presents basic and diluted earnings (loss) per share (“EPS”) data for its common stocks. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Controlling Company by the weighted average number of common stocks outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of common stocks outstanding, adjusted for the effects of all dilutive potential common stocks such as convertible bonds and others.

3.	Summary of Significant Accounting Policies, Continued

(u)	Standards issued but not yet effective

A number of amended standards are effective for annual periods beginning after January 1, 2021 and earlier application is permitted; however, the Group has not early adopted the amended standards in preparing these consolidated financial statements.

(i)	Amendment of Reference to the Definition of an Asset and a Liability in the Conceptual Framework (Amendments to K-IFRS No. 1103, Business Combinations);

These amendments replace the reference to the definitions of an asset and a liability in the Conceptual Framework issued in 2007 to 2018 and added an exception to the recognition principle in K-IFRS No. 1103, Business Combinations, for liabilities and contingent liabilities that would be within the scope of K-IFRS No. 1037, Provisions, Contingent Liabilities and Contingent Assets, and K-IFRS No. 2121, Levies, to apply the recognition criteria specified in those standards.

These amendments are effective for annual periods beginning on January 1, 2022, with early adoption permitted.

(ii)	Classification of Liabilities as Current or Non-current (Amendments to K-IFRS No. 1001, Presentation of Financial Statements)

These amendments clarify that an entity has a right to defer settlement of the liability at the end of the reporting period if it complies with the conditions at that date and classification of a liability is unaffected by the likelihood that the entity will exercise its right to defer settlement of the liability for at least 12 months after the reporting period.

In addition, settlement of a liability includes transferring a company’s own equity instruments to the counterparty but they do not affect its classification as current or non-current if the entity classifies the option as an equity instrument, recognizing it separately from the liability as an equity component of a compound financial instrument.

These amendments are effective for annual periods beginning on January 1, 2023, with early adoption permitted.

(iii)	Onerous Contracts – Cost of Fulfilling a Contract (Amendments to K-IFRS No. 1037, Provisions, Contingent Liabilities and Contingent Assets)

These amendments specify the scope of “the unavoidable costs of meeting the obligations under the contract” is “the costs that relate directly to the contracts” (the incremental costs of fulfilling the contract and an allocation of other costs that relate directly to fulfilling contracts).

These amendments are effective for annual periods beginning on January 1, 2022, with early adoption permitted.

3.	Summary of Significant Accounting Policies, Continued

(u)	Standards issued but not yet effective, Continued

(iv)	Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to K-IFRS No. 1012, Income Taxes)

These amendments specify the scope of the initial recognition exemption when assets and liabilities arise to equal amount from a single transaction. These amendments require an entity to recognize the resulting deferred tax liability or asset if the transaction give rise to equal taxable and deductible temporary differences although it is not a business combination and affects neither accounting profit nor taxable profit(loss). These amendments are effective for annual periods beginning on January 1, 2023, with early adoption permitted.

Of deferred taxes which give rise to a right-of-use asset and lease liability, the Group is applying an approach which results in similar conclusion to these amendments except for deferred tax presented on a net basis. Under these amendments, the Group expects to recognize separate deferred tax asset and liability.

(v)	Definition of Material (Amendments to K-IFRS No. 1001, Presentation of Financial Statement)

These amendments specify the definition of material. Information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements. These amendments are effective for annual periods beginning on January 1, 2023, with early adoption permitted.

(vi)	Annual Improvements to K-IFRS Standards 2018-2020

Annual improvements to K-IFRS standards 2018-2020 is effective for annual periods beginning on January 1, 2022, with early adoption permitted. The Group does not expect that such amendments have a material effect on the Group’s consolidated financial statements.

•	K-IFRS No. 1001, First-time Adoption of International Financial Reporting Standards: Subsidiary as a First-time Adopter

•	K-IFRS No. 1009, Financial Instruments: Fees in the ‘10 percent’ Test for Derecognition of Financial Liabilities

•	K-IFRS No. 1116, Leases: Lease Incentives

•	K-IFRS No. 1041, Agriculture: Taxation in Fair Value Measurements

(vii)	Definition of Accounting Estimates (Amendments to K-IFRS No. 1008, Accounting Policies, Changes in Accounting Estimates and Errors)

These amendments removed the definition of ‘change in accounting estimates’, and introduced the term ‘accounting estimates’ by defining as monetary amounts in financial statements that are subject to measurement uncertainty and clarifying that a change in an estimation technique or a valuation technique used to develop accounting estimates is a change in accounting estimate. These amendments are effective for annual periods beginning on January 1, 2023, with early adoption permitted.

The Group is currently assessing the impacts of application of above amended standards on the Group’s financial position and business performance and management believes that the application of the amended standards are expected to have no significant impact on the consolidated financial statements of the Group.

D. Separate Financial Statements

LG DISPLAY CO., LTD.

Separate Statements of Financial Position

As of December 31, 2021 and 2020

(In millions of won)	Note	December 31, 2021		December 31, 2020
Assets
Cash and cash equivalents	4, 26	~~W~~	950,847	1,220,098
Deposits in banks	4, 26		76,913	76,852
Trade accounts and notes receivable, net	5, 14, 26, 29		5,051,836	3,797,248
Other accounts receivable, net	5, 26		79,939	141,332
Other current financial assets	6, 26		37,764	43,151
Inventories	7		2,130,997	1,418,122
Prepaid income tax	24		57,722	110,388
Other current assets			180,638	140,863

Total current assets			8,566,656	6,948,054
Deposits in banks	4, 26		11	11
Investments	8		4,942,729	4,784,828
Other non-current accounts receivable, net	5, 26		5,122	5,797
Other non-current financial assets	6, 26		87,469	29,133
Property, plant and equipment, net	9,27		12,010,858	11,736,673
Intangible assets, net	10		1,459,812	887,431
Deferred tax assets	24		2,238,410	1,971,787
Defined benefits assets, net	12		68,276	224,997
Other non-current assets			98,779	116,491

Total non-current assets			20,911,466	19,757,148

Total assets		~~W~~	29,478,122	26,705,202

Liabilities
Trade accounts and notes payable	26, 29	~~W~~	6,528,451	4,591,319
Current financial liabilities	11, 26, 27		2,557,696	2,162,989
Other accounts payable	26		2,800,823	2,373,730
Accrued expenses			1,012,009	499,610
Provisions	13		171,865	196,107
Advances received			30,060	312,790
Other current liabilities			48,065	44,115

Total current liabilities			13,148,969	10,180,660
Non-current financial liabilities	11, 26, 27		5,038,155	6,072,225
Non-current provisions	13		92,942	89,633
Other non-current liabilities	26		555,238	99,449

Total non-current liabilities			5,686,335	6,261,307

Total liabilities			18,835,304	16,441,967

Equity
Share capital	15		1,789,079	1,789,079
Share premium			2,251,113	2,251,113
Retained earnings	16		6,223,043	6,223,043
Reserves	15		(9,227)	—

Total equity			10,642,818	10,263,235

Total liabilities and equity		~~W~~	29,478,122	26,705,202

See accompanying notes to the separate financial statements.

LG DISPLAY CO., LTD.

Separate Statements of Comprehensive Income (Loss)

For the years ended December 31, 2021 and 2020

(In millions of won, except earnings per share)	Note	2021		2020
Revenue	17, 29	~~W~~	28,364,914	22,799,273
Cost of sales	7, 18, 29		(25,346,568)	(21,566,984)

Gross profit			3,018,346	1,232,289
Selling expenses	18,19		(502,412)	(517,023)
Administrative expenses	18,19		(590,826)	(447,738)
Research and development expenses			(1,203,177)	(1,080,507)

Operating profit (loss)			721,931	(812,979)

Finance income	22		291,665	304,344
Finance costs	22		(629,216)	(519,501)
Other non-operating income	21		889,413	1,265,604
Other non-operating expenses	18,21		(880,594)	(1,440,237)

Profit (loss) before income tax			393,199	(1,202,769)
Income tax benefit	23		(158,974)	(689,507)

Profit (loss) for the year			552,173	(513,262)

Other comprehensive income(loss)
Items that will never be reclassified to profit or loss
Remeasurements of net defined benefit liabilities	12, 23		(163,363)	110,404
Items that will never be reclassified to profit or loss
Loss on valuation of derivative	23,26		(9,227)

Other comprehensive income for the period, net of income tax			(172,590)	110,404

Total comprehensive loss for the period		~~W~~	379,583	(402,858)

Earnings (loss) per share (in won)
Basic earnings (loss) per share	25	~~W~~	1,543	(1,434)

Diluted earnings (loss) per share	25		1,540	(1,434)

See accompanying notes to the separate financial statements.

LG DISPLAY CO., LTD.

Separate Statements of Changes in Equity

For the years ended December 31, 2021 and 2020

(In millions of won)	Share capital		Share premium	Retained earnings	Other capital	Total equity
Balances at January 1, 2020	~~W~~	1,789,079	2,251,113	6,625,901	—	10,666,093

Total comprehensive loss for the period
Loss for the year		—	—	(513,262)	—	(513,262)
Other comprehensive income
Remeasurements of net defined benefit liabilities, net of tax		—	—	110,404	—	110,404

Total comprehensive loss for the period	~~W~~	—	—	(2,546,488)	—	(402,858)

Balances at December 31, 2020	~~W~~	1,789,079	2,251,113	6,223,043	—	10,263,235

Balances at January 1, 2021	~~W~~	1,789,079	2,251,113	6,223,043	—	10,263,235

Total comprehensive loss for the period
Profit for the year		—	—	552,173	—	552,173
Other comprehensive loss
Remeasurements of net defined benefit liabilities, net of tax		—	—	(163,363)	—	(163,363)
Loss on valuation of derivative		—	—	—	(9,227)	(9,227)

Total other comprehensive loss		—	—	(163,363)	(9,227)	(172,590)

Total comprehensive income (loss) for the period	~~W~~	—	—	388,810	(9,227)	379,583

Balances at December 31, 2021	~~W~~	1,789,079	2,251,113	6,611,853	(9,227)	10,642,818

See accompanying notes to the separate financial statements.

LG DISPLAY CO., LTD.

Separate Statements of Cash Flows

For the years ended December 31, 2021 and 2020

(In millions of won)	Note	2021		2020
Cash flows from operating activities:
Profit (loss) for the year		~~W~~	552,173	(513,262)
Adjustments for:
Income tax benefit	23		(158,974)	(689,507)
Depreciation and amortization	9, 10, 18		2,532,888	2,519,199
Gain on foreign currency translation			(43,404)	(234,185)
Loss on foreign currency translation			157,164	175,434
Expenses related to defined benefit plans	12, 20		142,535	158,793
Gain on disposal of property, plant and equipment			(24,647)	(43,155)
Loss on disposal of property, plant and equipment			49,871	58,852
Impairment loss on property, plant and equipment			10,662	11,482
Gain on disposal of intangible assets			(196)	—
Loss on disposal of intangible assets			—	368
Impairment loss on intangible assets			29,488	79,593
Reversal of impairment loss on intangible assets			(1,152)	(1,110)
Expense on increase of provisions			183,193	276,670
Finance income			(272,698)	(277,087)
Finance costs			617,681	458,358
Other income			—	(11,000)
Other expenses			15,348	—

			3,237,759	2,482,705
Changes in
Trade accounts and notes receivable			(1,239,010)	(756,684)
Other accounts receivable			65,970	38,701
Inventories			(712,875)	108,177
Other current assets			13,070	56,883
Other non-current assets			(61,737)	(57,421)
Trade accounts and notes payable			1,861,287	2,101,690
Other accounts payable			(25,962)	(1,152,368)
Accrued expenses			524,061	(246,285)
Provisions			(204,126)	(12,299)
Advances received			(284,031)	(246,285)
Other current liabilities			(12,186)	(3,958)
Defined benefit liabilities, net			(206,615)	(108,102)
Other non-current liabilities			10,860	12,535

			(271,294)	(429,942)
Cash generated from operating activities			3,518,638	1,539,501
Income taxes refunded			5,725	48,143
Interests received			2,495	9,364
Interests paid			(229,827)	(285,194)

Net cash provided by operating activities		~~W~~	3,297,031	1,311,814

LG DISPLAY CO., LTD.

Separate Statements of Cash Flows, Continued

For the years ended December 31, 2021 and 2020

(In millions of won)	Note	2021		2020
Cash flows from investing activities:
Dividends received		~~W~~	4,068	8,239
Increase in deposits in banks			(76,913)	(76,852)
Proceeds from withdrawal of deposits in banks			76,852	77,257
Acquisition of financial asset at fair value through profit or loss			—	(200)
Proceeds from disposal of financial assets at fair value through other comprehensive income			24	6
Acquisition of investments			(154,665)	(7,241)
Proceeds from disposal of investments			4,363	194,553
Acquisition of property, plant and equipment			(2,003,923)	(1,249,208)
Proceeds from disposal of property, plant and equipment			65,744	450,239
Acquisition of intangible assets			(600,355)	(331,423)
Proceeds from disposal of intangible assets			2,946	16,705
Receipt from settlement of derivatives			8,344	24,468
Proceeds from collection of short-term loans			14,533	13,720
Increase in long-term loans			(26,473)	—
Increase in deposits			(825)	(566)
Decrease in deposits			1,687	1,286
Proceeds from disposal of other assets			—	11,000

Net cash used in investing activities			(2,684,593)	(868,017)

Cash flows from financing activities:	28
Proceeds from short-term borrowings			900,460	1,075,095
Repayments of short-term borrowings			(1,256,440)	(1,070,356)
Proceeds from issuance of bonds			498,027	49,949
Proceeds from long-term borrowings			1,298,346	741,166
Repayments of current portion of long-term borrowings and bonds			(2,314,432)	(1,119,579)
Payment guarantee fee received			5,009	7,154
Repayments of lease liabilities			(12,659)	(12,373)

Net cash used in financing activities			(881,689)	(328,944)

Net increase (decrease) in cash and cash equivalents			(269,251)	114,853
Cash and cash equivalents at January 1			1,220,098	1,105,245

Cash and cash equivalents at December 31		~~W~~	950,847	1,220,098

See accompanying notes to the separate interim financial statements.

1.	Organization and Description of Business

LG Display Co., Ltd. (the “Company”) was incorporated in February 1985 and the Company is a public corporation listed in the Korea Exchange since 2004. The main business of the Company is to manufacture and sell displays and its related products. As of December 31, 2021, the Company is operating Thin Film Transistor Liquid Crystal Display (“TFT-LCD”) and Organic Light Emitting Diode (“OLED”) panel manufacturing plants in Gumi, Paju and China and TFT-LCD and OLED module manufacturing plants in Gumi, Paju, China and Vietnam. The Company is domiciled in the Republic of Korea with its address at 128 Yeouidae-ro, Yeongdeungpo-gu, Seoul, the Republic of Korea. As of December 31, 2021, LG Electronics Inc., a major shareholder of the Company, owns 37.9% (135,625,000 shares) of the Company’s common stock.

The Company’s common stock is listed on the Korea Exchange under the identifying code 034220. As of December 31, 2021, there are 357,815,700 shares of common stock outstanding. The Company’s common stock is also listed on the New York Stock Exchange in the form of American Depository Shares (“ADSs”) under the symbol “LPL”. One ADS represents one-half of one share of common stock. As of December 31, 2021, there are 15,910,934 ADSs outstanding.

2.	Basis of Presenting Financial Statements

(a)	Statement of Compliance

In accordance with the Act on External Audits of Stock Companies, Etc., these separate financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

These financial statements are separate financial statements prepared in accordance with K-IFRS No.1027, Separate Financial Statements, presented by a parent, an investor in an associate or a venture in a joint ventures, in which the investments are accounted for on the basis of the direct equity interest rather than on the basis of the reported results and net assets of the investees.

The separate financial statements were authorized for issuance by the Board of Directors on January 26, 2022, which will be submitted for approval to the shareholders’ meeting to be held on March 23, 2022.

(b)	Basis of Measurement

The separate financial statements have been prepared on the historical cost basis except for the following material items in the separate statement of financial position:

•

derivative financial instruments at fair value, financial assets at fair value through profit or loss(“FVTPL”), financial assets at fair value through other comprehensive income (“FVOCI”), financial liabilities at fair value through profit or loss(“FVTPL”), and

•	net defined benefit liabilities (defined benefit assets) recognized at the present value of defined benefit obligations less the fair value of plan assets

2.	Basis of Presenting Financial Statements, Continued

(c)	Functional and Presentation Currency

The separate financial statements are presented in Korean won, which is the Company’s functional currency.

(d)	Use of Estimates and Judgments

The preparation of the separate financial statements in conformity with K-IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the separate financial statements is included in the following notes:

•	Financial instruments (Note 3(f))

•	Impairment assessment of non-financial assets (Note 3(k), 10)

•	Deferred tax assets and liabilities (Note3(r), 24)

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next 12 months is included in the following notes:

•	Provisions (Note 3(m), 13)

•	Inventories (Note 3(e), 7)

•	Property, plant and equipment (Note 9)

•	Intangible assets (Impairment assessment of non-financial assets) (Note 10)

•	Employee benefits (Note 12)

•	Deferred tax assets and liabilities (Note 24)

3.	Summary of Significant Accounting Policies

The significant accounting policies followed by the Company in the preparation of its separate financial statements are as follows:

(a)	Changes in Accounting Policies

The Company has early applied amendments to K-IFRS No. 1016, Property, Plant and Equipment: Proceeds before Intended Use, from January 1, 2021. A number of other new standards are effective from January 1, 2021 but they do not have a material effect on the Company’s separate financial statements.

Before change in an accounting policy, directly attributable cots included the costs of testing whether an property plant and equipment was functioning properly, after deducting the net proceeds from selling items produced. However, after the change in an accounting policy, the proceeds from selling any such items, and the cost of those items are recognized in profit or loss.

The Company apply amendments retrospectively, but only to items of property, plant and equipment that are brought to the location and condition necessary for them to be capable of operating in the manner intended by management on or after the beginning of the earliest period presented in the financial statements in which the Company first applies the amendments, and there is no impact on the Company’s comparative financial statements.

(b)	Interest in subsidiaries, associates and joint ventures

These separate financial statements are prepared and presented in accordance with K-IFRS No.1027, Separate Financial Statements. The Company applied the cost method to investments in subsidiaries, associates and joint ventures. Dividends from subsidiaries, associates or joint ventures are recognized in profit or loss when the right to receive the dividend is established.

(c)	Foreign Currency Transaction and Translation

Transactions in foreign currencies are translated to the functional currency of the Company at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency at the exchange rate on the reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was originally determined. Foreign currency differences arising on retranslation are recognized in profit or loss, except for differences arising on an investment in equity instruments designated as at FVOCI and a financial asset and liability designated as a cash flow hedge, which are recognized in other comprehensive income. Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition are recognized in profit or loss in the period in which they arise. Foreign currency differences arising from assets and liabilities in relation to the investing and financing activities including borrowings, bonds and cash and cash equivalents are recognized in finance income (costs) in the separate statement of comprehensive income (loss) and foreign currency differences arising from assets and liabilities in relation to activities other than investing and financing activities are recognized in other non-operating income (expense) in the separate statement of comprehensive income (loss). Foreign currency differences are presented in gross amounts in the separate statement of comprehensive income (loss).

3.	Summary of Significant Accounting Policies, Continued

(d)	Cash and cash equivalents

Cash and cash equivalents include all cash balances and short-term highly liquid investments with an original maturity of three months or less that are readily convertible into known amounts of cash.

(e)	Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the weighted-average method, and includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated selling expenses. In the case of manufactured inventories and work-in-process, cost includes an appropriate share of production overheads based on the actual capacity of production facilities. However, the normal capacity is used for the allocation of fixed production overheads if the actual level of production is lower than the normal capacity.

(f)	Financial Instruments

(i)	Non-derivative financial assets

Recognition and initial measurement

Trade receivables and debt instruments issued are initially recognized when they are originated. All other financial assets are recognized in statement of financial position when, and only when, the Company becomes a party to the contractual provisions of the instrument.

A financial asset (unless it is a trade receivable without a significant financing component) is initially measured at fair value plus, for an item not at FVTPL, transaction costs that are directly attributable to its acquisition or issue. A trade receivable without a significant financing component is initially measured at the transaction price.

Classification and subsequent measurement

i)	Financial assets

On initial recognition, a financial asset is classified as measured at: amortized cost; FVOCI – debt investment; FVOCI – equity investments; or FVTPL. Financial assets are not reclassified subsequent to their initial recognition unless the Company changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the subsequent reporting period following the change in the business model.

A financial asset is measured as at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and

•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

3.	Summary of Significant Accounting Policies, Continued

(f)	Financial Instruments, Continued

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

•	the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

On initial recognition of an equity investments that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in OCI. This election is made on an investment-by-investment basis.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured as at FVTPL. This includes all derivative financial assets. At initial recognition, the Company may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

ii)	Financial assets: business model

The Company makes an assessment of the objective of the business model in which a financial asset is held at a portfolio level because this best reflects the way the business is managed and information is provided to management. The information considered includes:

•

the stated policies and objectives for the portfolio and the operation of those policies in practice (these include whether management’s strategy focuses on earning contractual interest income, maintaining a particular interest rate profile, matching the duration of the financial assets to the duration of any related liabilities or expected cash outflows or realizing cash flows through the sale of the assets);

•	how the performance of the portfolio is evaluated and reported to the Company’s management;

•	the risks that affect the performance of the business model (and the financial assets held within that business model) and how those risks are managed; and

•	the frequency, volume and timing of sales of financial assets in prior periods, the reasons for such sales and expectations about future sales activity.

Transfers of financial assets to third parties in transaction that do not qualify for derecognition are not considered sale for this purpose.

A financial asset that is held for trading or is managed and whose performance is evaluated on a fair value basis is measured at FVTPL.

iii)	Financial assets: Assessment whether contractual cash flows are solely payments of principal and interest

For the purpose of the assessment, “principal” is defined as the fair value of the financial asset on initial recognition. ‘Interest’ is defined as consideration for the time value of money and for the credit risk associated with the principal amount outstanding during a particular period of time and for other basic lending risks and cost (e.g. liquidity risk and administrative costs), as well as profit margin.

3.	Summary of Significant Accounting Policies, Continued

(f)	Financial Instruments, Continued

In assessing whether the contractual cash flows are solely payments of principal and interest, the Company considers the contractual terms of the instrument. This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition. In making this assessment, the Company considers.

•	contingent events that would change the amount or timing of cash flows:

•	terms that may adjust the contractual coupon rate, including variable-rate features;

•	prepayment and extension features; and

•	terms that limit the Company’s claim to cash flows from specified assets (e.g. non-recourse features)

A prepayment feature is consistent with the solely payments of principal and interest criterion if the prepayment amount substantially represents unpaid amounts of principal and interest or the principal amount outstanding, which may include reasonable additional compensation for early termination of the contract.

Additionally, for a financial asset acquired at a discount or premium to its contractual par amount, a feature that permits or requires prepayment at an amount that substantially represents the contractual par amount plus accrued but unpaid contractual interest (which may also include reasonable additional compensation for early termination) is treated as consistent with this criterion if the fair value of the prepayment feature is insignificant at initial recognition.

iv)	Financial assets: Subsequent measurement and gains and losses

Financial assets at FVTPL	These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.

Financial assets at amortized cost	These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

Debt investments at FVOCI	These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

Derecognition

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, it transfers the rights to receive the contractual cash flows of the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred, or it transfers or does not retain substantially all the risks and rewards of ownership of a transferred asset, and does not retain control of the transferred asset.

If the Company has retained substantially all the risks and rewards of ownership of the transferred asset, the Company continues to recognize the transferred asset.

3.	Summary of Significant Accounting Policies, Continued

(f)	Financial Instruments, Continued

Interest rate benchmark reform

If the basis for determining the contractual cash flows of a financial asset or financial liability measured at amortized cost changed as a result of interest rate benchmark reform, then the Company updates the effective interest rate of the financial asset or financial liability to reflect the change that is required by the reform if the following conditions are met:

•	the change is necessary as a direct consequence of the reform; and

•	the new basis for determining the contractual cash flows is economically equivalent to the previous basis – i.e. the basis immediately before the change.

When changes were made to a financial asset or financial liability in addition to changes to the basis for determining the contractual cash flows required by interest rate benchmark reform, the Company first updates the effective interest rate of the financial asset or financial liability to reflect the change that is required by interest rate benchmark reform. After that, the Company applies the policies on accounting for modifications to the additional changes.

Offset

Financial assets and liabilities are offset and the net amount is presented in the separate statement of financial position when, and only when, the Company has a legal right to offset the amounts and intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

(ii)	Non-derivative financial liabilities

The Company classifies financial liabilities into two categories, financial liabilities at FVTPL and other financial liabilities in accordance with the substance of the contractual arrangement and the definitions of financial liabilities, and recognizes them in the separate statement of financial position when the Company becomes a party to the contractual provisions of the instrument.

Financial liabilities at FVTPL include financial liabilities held for trading or designated as such upon initial recognition at FVTPL. After initial recognition, financial liabilities at FVTPL are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the issuance of financial liabilities are recognized in profit or loss as incurred.

Non-derivative financial liabilities other than financial liabilities classified as at FVTPL are classified as other financial liabilities and measured initially at fair value minus transaction costs that are directly attributable to the issuance of financial liabilities. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method. As of December 31, 2020, non-derivative financial liabilities comprise borrowings, bonds, trade accounts and notes payable, other accounts payable and others.

The Company derecognizes a financial liability when its contractual obligations are discharged, cancelled or expired.

3.	Summary of Significant Accounting Policies, Continued

(f)	Financial Instruments, Continued

(iii)	Share Capital

The Company issued common stocks and they are classified as equity. Incremental costs directly attributable to the issuance of common stocks are recognized as a deduction from equity, net of tax effects. Capital contributed in excess of par value upon issuance of common stocks is classified as share premium within equity.

(iv)	Derivative financial instruments

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

Hedge Accounting

If necessary, the Company designates derivatives as hedging items to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Company’s management formally designates and documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship, both at the inception of the hedge relationship as well as on an ongoing basis.

i)	Fair value hedges

Change in the fair value of a derivative hedging instrument designated as a fair value hedge and the hedged item is recognized in profit or loss, respectively. The gain or loss from remeasuring the hedging instrument at fair value and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss in the same line item of the statement of comprehensive income (loss). The Company discontinues fair value hedge accounting if it does not designate the derivative hedging instrument and the hedged item as the hedge relationship between them anymore; if the hedging instrument expires or is sold, terminated or exercised; or if the hedge no longer meets the criteria for hedge accounting.

3.	Summary of Significant Accounting Policies, Continued

(f)	Financial Instruments, Continued

ii)	Cash flow hedges

When a derivative designated as a cash flow hedging instrument meets the criteria of cash flow hedge accounting, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and the ineffective portion of changes in the fair value of the derivative is recognized in profit or loss. The Company discontinues cash flow hedge accounting if it does not designate the derivative hedging instrument and the hedged item as the hedge relationship between them anymore; if the hedging instruments expires or is sold, terminated or exercised; or if the hedge no longer meets the criteria for hedge accounting. The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

Embedded derivative

Embedded derivatives are separated from the host contract and accounted for separately if the host contract is not a financial asset and certain criteria are met.

Other derivative financial instruments

Other derivative financial instruments are measured at fair value and changes of their fair value are recognized in profit or loss.

(g)	Property, Plant and Equipment

(i)	Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes an expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located and borrowing costs on qualifying assets.

The gain or loss arising from the derecognition of an item of property, plant and equipment is determined as the difference between the net disposal proceeds, if any, and the carrying amount of the item and recognized in other non-operating income or other non-operating expenses.

(ii)	Subsequent costs

Subsequent expenditure on an item of property, plant and equipment is recognized as part of its cost only if it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

3.	Summary of Significant Accounting Policies, Continued

(g)	Property, Plant and Equipment, Continued

(iii)	Depreciation

Land is not depreciated and depreciation of other items of property, plant and equipment is recognized in profit or loss on a straight-line basis, reflecting the pattern in which the asset’s future economic benefits are expected to be consumed by the Company. The residual value of property, plant and equipment is zero.

Estimated useful lives of the assets are as follows:

Estimated useful lives (years)
Buildings and structures	20, 40
Machinery	4, 5
Furniture and fixtures	4
Equipment, tools and vehicles	2, 4, 12
Right-of-use assets	(*)

(*)	The Company depreciates the right-of-use assets from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term.

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate and any changes are accounted for as changes in accounting estimates.

(h)	Borrowing Costs

The Company capitalizes borrowing costs, which includes interests and exchange differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs, directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use or sale. To the extent that the Company borrows funds specifically for the purpose of obtaining a qualifying asset, the Company determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. The Company immediately recognizes other borrowing costs as an expense.

(i)	Government Grants

In case there is reasonable assurance that the Company will comply with the conditions attached to a government grant, the government grant is recognized as follows:

(i)	Grants related to the purchase or construction of assets

A government grant related to the purchase or construction of assets is deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduced depreciation expense and cash related to grant received is presented in investing activities in the statement of cash flows.

3.	Summary of Significant Accounting Policies, Continued

(i)	Government Grants, Continued

(ii)	Grants for compensating the Company’s expenses incurred

A government grant that compensates the Company for expenses incurred is recognized in profit or loss as a deduction from relevant expenses on a systematic basis in the periods in which the expenses are recognized.

(iii)	Other government grants

A government grant that becomes receivable for the purpose of giving immediate financial support to the Company with no compensation for expenses or losses already incurred or no future related costs is recognized as income of the period in which it becomes receivable.

(j)	Intangible Assets

Intangible assets are initially measured at cost. Subsequently, intangible assets are measured at cost less accumulated amortization and accumulated impairment losses.

(i)	Goodwill

Goodwill arising from business combinations is recognized as the excess of the acquisition cost of a business over the net fair value of the identifiable assets acquired and liabilities assumed. Any deficit is a bargain purchase that is recognized in profit or loss. Goodwill is measured at cost less accumulated impairment losses.

(ii)	Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss as incurred.

Development activities involve a plan or design of the production of new or substantially improved products and processes. Development expenditure is capitalized as intangible assets only if the Company can demonstrate all of the following:

•	the technical feasibility of completing the intangible asset so that it will be available for use or sale,

•	its intention to complete the intangible asset and use or sell it,

•	its ability to use or sell the intangible asset,

•

how the intangible asset will generate probable future economic benefits (among other things, the Company can demonstrate the usefulness of the intangible asset by existence of a market for the output of the intangible asset or the intangible asset itself if it is to be used internally),

•	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset, and

•	its ability to measure reliably the expenditure attributable to the intangible asset during its development.

Development projects are divided into research activities and development activities. Expenditures on research activities are recognized in profit or loss and qualifying development expenditures on development activities are capitalized.

The expenditure capitalized includes the cost of materials, direct labor and overhead costs that are directly attributable to preparing the asset for its intended use, and borrowing costs on qualifying assets.

3.	Summary of Significant Accounting Policies, Continued

(j)	Intangible Assets, Continued

(iii)	Other intangible assets

Other intangible assets include intellectual property rights, software, customer relationships, technology, memberships and others.

(iv)	Subsequent costs

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific intangible asset to which they relate. All other expenditures, including expenditures on internally generated goodwill and brands, are recognized in profit or loss as incurred.

(v)	Amortization

Amortization is calculated on a straight-line basis over the estimated useful lives of intangible assets, other than goodwill, from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which condominium and golf club memberships are expected to be available for use, these intangible assets are regarded as having indefinite useful lives and not amortized.

Estimated useful lives (years)
Intellectual property rights	5, 10, (*1)
Rights to use electricity, water and gas supply facilities	10
Software	4, (*1)
Customer relationships	7, 10
Technology	10
Development costs	(*2)
Condominium and golf club memberships	Indefinite

(*1)	Software license and patent royalty are amortized over the useful lives considering the contract period.
(*2)

Capitalized development costs are amortized over the useful lives considering the life cycle of the developed products. Amortization of capitalized development costs are recognized in research and development expenses in the separate statement of comprehensive income (loss).

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at each financial year-end. The useful lives of intangible assets with indefinite useful lives are reviewed at each financial year-end to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. If appropriate, the changes are accounted for as changes in accounting estimates.

3.	Summary of Significant Accounting Policies, Continued

(k)	Impairment

(i)	Financial assets

Financial instruments and contract assets

The Company recognizes loss allowance for financial assets measured at amortized cost and debt investments at FVOCI at the ‘expected credit loss’ (ECL).

The Company recognizes a loss allowance for the life-time expected credit losses except for following, which are measured at 12-month ECLs:

•	debt instruments that are determined to have low credit risk at the reporting date; and

•

other debt instruments and bank deposits for which credit risk (i.e. the risk of default occurring over the expected life of the financial instrument) has not increased significantly since initial recognition.

When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, the Company considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both qualitative and quantitative information and analysis, based on the Company’s historical experience and informed credit assessment including forward-looking information.

Lifetime ECLs are the ECLs that result from all possible default events over the expected life of a financial instrument.

12-month ECLs are the portion of the ECLs that result from default events that are possible within the 12 months after the reporting date (or a shorter period if the expected life of the instrument is less than 12 months).

The maximum period considered when estimating ECLs is the maximum contractual period over which the Company is exposed to credit risk.

Estimation of expected credit losses

Expected credit losses are a probability-weighted estimate of credit losses. Credit losses are measured using the present value of the difference between the contractual cash flows and the expected contractual cash flows. The expected credit losses are discounted using effective interest rate of the financial assets.

3.	Summary of Significant Accounting Policies, Continued

(k)	Impairment, Continued

Credit-impaired financial assets

At each reporting period-end, the Company assesses whether financial assets carried at amortized cost and debt instruments at FVOCI are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Evidence that a financial asset is credit-impaired includes the following observable data:

•	significant financial difficulty of the issuer or the borrower;

•

the lender(s) of the borrower, for economic or contractual reasons relating to the borrower’s financial difficulty, having granted to the borrower a concession(s) that the lender(s) would not otherwise consider;

•	it is probable that the borrower will enter bankruptcy or other financial reorganization; or

•	the disappearance of an active market for a security because of financial difficulties.

Presentation of loss allowance for ECL in the separate statement of financial position

Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets. For debt instruments at FVOCI, the loss allowance is charged to profit or loss and is recognized in OCI instead of reducing the carrying amount of financial assets in the separate statement of financial position.

Write-off

The gross carrying amount of a financial asset is written off when the Company has no reasonable expectations for recovering the financial asset in its entirety or a portion thereof. The Company assess whether there are reasonable expectations of recovering the contractual cash flows from customers and individually assess the timing and amount of write-off. The Company expects no significant recovery from the amount written-off. However, financial assets that are written off could still be subject to enforcement activities in order to comply with the Company’s procedures for recovery of amounts due.

3.	Summary of Significant Accounting Policies, Continued

(k)	Impairment, Continued

(ii)	Non-financial assets

The carrying amounts of the Company’s non-financial assets, other than assets arising from employee benefits, inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill, and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, the recoverable amount is estimated each year.

Recoverable amount is estimated for the individual asset. If it is not possible to estimate the recoverable amount of the individual asset, the Company determines the recoverable amount of the cash-generating unit to which the asset belongs. The cash-generating unit (“CGU”) is the smallest group of assets that includes the asset and generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Goodwill arising from a business combination is allocated to CGUs or groups of CGUs that are expected to benefit from the synergies of the combination. The recoverable amount of an asset or cash-generating unit is determined as the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. Fair value less costs to sell is based on the best information available to reflect the amount that the Company could obtain from the disposal of the asset in an arm’s length transaction between knowledgeable, willing parties, after deducting the costs of disposal.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of a CGU are allocated first to reduce the carrying amount of any goodwill allocated to the unit, and then to reduce the carrying amounts of the other assets in the unit on a pro rata basis.

In respect of assets other than goodwill, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of accumulated depreciation or amortization, if no impairment loss had been recognized from the acquisition cost. An impairment loss in respect of goodwill is not reversed.

3.	Summary of Significant Accounting Policies, Continued

(l)	Leases

A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

(i)	As a lessee

At commencement or on modification of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease and non-lease component on the basis of its relative stand-alone price. For certain leases, the Company accounts for the lease and non-lease components as a single lease component by applying the practical expedient not to separate non-lease components.

The Company recognizes a right-of-use asset and lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at of before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Company by the end of the lease term or the cost of the right-of-use asset reflects that the Company will exercise a purchase option. In that case, the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate.

The Company determines its incremental borrowing rate by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and type of the asset leased.

3.	Summary of Significant Accounting Policies, Continued

(l)	Lease, Continued

Lease payments included in the measurement of the lease liability comprise the following:

•	fixed payments, including in-substance fixed payments;

•	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

•	amounts expected to be payable under a residual value guarantee; and

•

the exercise price under a purchase option that the Company is reasonably certain to exercise, lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Company is reasonably certain not to terminate early.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, if the Company changes its assessment of whether it will exercise a purchase, extension or termination option or if there is a revised in-substance fixed lease payment.

When the lease liability is remeasured the Company recognizes the amount of the remeasurement of the lease liability as an adjustment to the right-of-use asset. However, if the carrying amount of the right-of-use asset is reduced to zero and there is a further reduction in the measurement of the lease liability, the Company recognizes any remaining amount of the remeasurement in profit or loss.

The Company presents right-of-use assets in ‘property, plant and equipment’ and lease liabilities in ‘financial liabilities’ in the separate statement of financial position.

The Company has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets and short-term leases. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

(ii)	As a lessor

When the Company acts as a lessor, it determines at lease inception whether each lease is a finance lease or an operating lease.

To classify each lease, the Company makes an overall assessment of whether the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset. If the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset, then the lease is a finance lease; if not, then it is an operating lease. As part of this assessment, the Company considers certain indicators such as whether the lease is for the major part of the economic life of the asset.

When the Company is an intermediate lessor, it accounts for its interests in the head lease and the sub-lease separately. It assesses the lease classification of a sub-lease with reference to the right-of-use asset arising from the head lease, not with reference to the underlying asset. If a head lease is a short-term lease to which the Company applies the exemption described above, then it classifies the sub-lease as an operating lease.

3.	Summary of Significant Accounting Policies, Continued

(l)	Lease, Continued

If an arrangement contains lease and non-lease components, then the Company applies K-IFRS No. 1115 to allocate the consideration in the contract.

At the commencement date, the Company recognizes assets held under a finance lease in its statement of financial position and present them as a receivable at an amount equal to the net investment in the lease and recognize finance income over the lease term, based on a pattern reflecting a constant periodic rate of return on the lessor’s net investment in the lease.

The Company recognizes lease payments received under operating leases as income on a straight-line basis over the lease term as part of ‘other revenue’.

(m)	Provisions

A provision is recognized, as a result of a past event, if the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

The risks and uncertainties that inevitably surround events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows. The unwinding of the discount is recognized as finance cost.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

The Company recognizes a liability for warranty obligations based on the estimated costs expected to be incurred under its basic limited warranty. This warranty covers defective products and is normally applicable for a warranty period from the date of purchase. These liabilities are accrued when product revenues are recognized. Factors that affect the Company’s warranty liability include historical and anticipated rates of warranty claims on those repairs and cost per claim to satisfy the Company’s warranty obligation. Warranty costs primarily include raw materials and labor costs. As these factors are impacted by actual experience and future expectations, management periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. Accrued warranty obligations are included in the current and non-current provisions.

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, penalties and other sources, are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated.

3.	Summary of Significant Accounting Policies, Continued

(n)	Employee Benefits

(i)	Short-term employee benefits

Short-term employee benefits that are due to be settled within twelve months after the end of the period in which the employees render the related service are recognized in profit or loss on an undiscounted basis. The expected cost of profit-sharing and bonus plans and others are recognized when the Company has a present legal or constructive obligation to make payments as a result of past events and a reliable estimate of the obligation can be made.

(ii)	Other long-term employee benefits

The Company’s net obligation in respect of long-term employee benefits other than pension plans is the amount of future benefit that employees have earned in return for their service in the current and prior periods.

(iii)	Defined contribution plan

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in profit or loss in the period during which services are rendered by employees.

(iv)	Defined benefit plan

A defined benefit plan is a post-employment benefit plan other than defined contribution plans. The Company’s net obligation in respect of its defined benefit plan is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. The fair value of any plan assets is deducted.

The calculation is performed annually by an independent actuary using the projected unit credit method. The discount rate is the yield at the reporting date on high quality corporate bonds that have maturity dates approximating the terms of the Company’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The Company recognizes all actuarial gains and losses arising from defined benefit plans in retained earnings immediately.

The Company determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. Consequently, the net interest on the net defined benefit liability (asset) now comprises: interest cost on the defined benefit obligation, interest income on plan assets, and interest on the effect on the asset ceiling.

When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in profit or loss. The Company recognizes gains and losses on the settlement of a defined benefit plan when the settlement occurs.

3.	Summary of Significant Accounting Policies, Continued

(n)	Employee Benefits, Continued

(v)	Termination benefits

The Company recognizes expense for termination benefits at the earlier of the date when the entity can no longer withdraw the offer of those benefits and when the entity recognizes costs for a restructuring involving the payment of termination benefits. If the termination benefits are not expected to be settled wholly before twelve months after the end of the annual reporting period, the Company measures the termination benefit with present value of future cash payments.

(o)	Revenue from contracts with customers

Revenue from the sale of goods in the course of ordinary activities is measured at the fair value of the consideration received or receivable, net of estimated returns, trade discounts, volume rebates and other cash incentives paid to customers.

The Company recognizes revenue according to the five-stage revenue recognition model (① Identifying the contract à② Identifying performance obligations à③ Determining transaction price à④ Allocating the transaction price to performance obligations à⑤ Recognizing revenue for performance obligations).

The Company generates revenue primarily from sale of display panels. Product revenue is recognized when a customer obtains control over the Company’s products, which typically occurs upon shipment or delivery depending on the terms of the contracts with the customer.

The Company includes return option in the sales contract of display panels with its customers and the consideration receivable from the customer is subject to change due to returns. The Company estimates an amount of variable consideration by using the expected value method which the Company expects to better predict the amount of consideration. The Company includes in the transaction price an amount of variable consideration estimated only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur during the return period when the uncertainty associated with the variable consideration is subsequently resolved. The Company recognizes a refund liability and an asset for its right to recover products from customers if the Company receives consideration from a customer and expects to refund some or all of that consideration to the customer. Sales taxes or value-added taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and are excluded from revenues in the separate statement of comprehensive income (loss).

(p)	Operating Segments

In accordance with K-IFRS No. 1108, Operating Segments, entity wide disclosures of geographic and product revenue information are provided in the separate financial statements.

(q)	Finance Income and Finance Costs

Finance income comprises interest income on funds invested (including debt instruments measured at FVOCI), dividend income, gains on disposal of debt instruments measured at FVOCI, changes in fair value of financial assets at FVTPL, and gains on hedging instruments that are recognized in profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest method. Dividend income is recognized in profit or loss on the date that the Company’s right to receive payment is established.

3.	Summary of Significant Accounting Policies, Continued

(q)	Finance Income and Finance Costs, Continued

Finance costs comprise interest expense on borrowings, unwinding of the discount on provisions, gain and losses from financial assets measured at FVTPL, impairment losses recognized on financial assets, and losses on hedging instruments that are recognized in profit or loss. Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset are capitalized as part of the cost of that asset.

(r)	Income Tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

(i)	Current tax

Current tax comprises the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the reporting date and any adjustment to tax payable in respect of previous years. The amount of current tax payable or receivable is the best estimate of the tax amount expected to be paid or received that reflects uncertainty related to income taxes, if any. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

(ii)	Deferred tax

Deferred tax is recognized, using the asset and liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

The Company recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that the Company is able to control the timing of the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. A deferred tax asset is recognized for all deductible temporary differences to the extent that it is probable that the differences relating to investments in subsidiaries, associates and joint ventures will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

The Company offsets deferred tax assets and deferred tax liabilities if, and only if, the Company has a legally enforceable right to set off current tax assets against current tax liabilities and the deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same taxation authority.

3.	Summary of Significant Accounting Policies, Continued

(s)	Earnings (Loss) Per Share

The Company presents basic and diluted earnings (loss) per share (“EPS”) data for its common stocks. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of common stocks outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of common stocks outstanding, adjusted for the effects of all dilutive potential common stocks such as convertible bonds and others.

(t)	Business Combinations

The Company accounts for business combinations using the acquisition method when control is transferred to the Company. The consideration transferred in the acquisition and the identifiable net assets acquired from business combinations are measured at fair value. If the consideration transferred exceeds the fair value of identifiable net asset, the Company recognizes goodwill; if not, then the Company recognizes gain on a bargain purchase. Any goodwill that arises is tested annually for impairment. Transaction costs are expensed as incurred, except if related to the issue of debt or equity instruments in accordance with K-IFRS No. 1032 and K-IFRS No. 1109. The consideration transferred does not include amounts related to the settlement of pre-existing relationships. Such amounts are generally recognized in profit or loss.

(u)	Standards issued but not yet effective

A number of amended standards are effective for annual periods beginning after January 1, 2021 and earlier application is permitted; however, the Company has not early adopted the amended standards in preparing these separate financial statements.

(viii)	Amendment of Reference to the Definition of an Asset and a Liability in the Conceptual Framework (Amendments to K-IFRS No. 1103, Business Combinations);

These amendments replace the reference to the definitions of an asset and a liability in the Conceptual Framework issued in 2007 to 2018 and added an exception to the recognition principle in K-IFRS No. 1103, Business Combinations, for liabilities and contingent liabilities that would be within the scope of K-IFRS No. 1037, Provisions, Contingent Liabilities and Contingent Assets, and K-IFRS No. 2121, Levies, to apply the recognition criteria specified in those standards.

These amendments are effective for annual periods beginning on January 1, 2022, with early adoption permitted.

3.	Summary of Significant Accounting Policies, Continued

(u)	Standards issued but not yet effective, Continued

(ix)	Classification of Liabilities as Current or Non-current (Amendments to K-IFRS No. 1001, Presentation of Financial Statements)

These amendments clarify that an entity has a right to defer settlement of the liability at the end of the reporting period if it complies with the conditions at that date and classification of a liability is unaffected by the likelihood that the entity will exercise its right to defer settlement of the liability for at least 12 months after the reporting period.

In addition, settlement of a liability includes transferring a company’s own equity instruments to the counterparty but they do not affect its classification as current or non-current if the entity classifies the option as an equity instrument, recognizing it separately from the liability as an equity component of a compound financial instrument.

These amendments are effective for annual periods beginning on January 1, 2023, with early adoption permitted.

(x)	Onerous Contracts – Cost of Fulfilling a Contract (Amendments to K-IFRS No. 1037, Provisions, Contingent Liabilities and Contingent Assets)

These amendments specify the scope of “the unavoidable costs of meeting the obligations under the contract” is “the costs that relate directly to the contracts” (the incremental costs of fulfilling the contract and an allocation of other costs that relate directly to fulfilling contracts).

These amendments are effective for annual periods beginning on January 1, 2022, with early adoption permitted.

(xi)	Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to K-IFRS No. 1012, Income Taxes)

These amendments specify the scope of the initial recognition exemption when assets and liabilities arise to equal amount from a single transaction. These amendments require an entity to recognize the resulting deferred tax liability or asset if the transaction give rise to equal taxable and deductible temporary differences although it is not a business combination and affects neither accounting profit nor taxable profit (loss). These amendments are effective for annual periods beginning on January 1, 2023, with early adoption permitted.

Of deferred taxes which give rise to a right-of-use asset and lease liability, the Company is applying an approach which results in similar conclusion to these amendments except for deferred tax presented on a net basis. Under these amendments, the Company expects to recognize separate deferred tax asset and liability.

(xii)	Definition of Material (Amendments to K-IFRS No. 1001, Presentation of Financial Statement)

These amendments specify the definition of material. Information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements. These amendments are effective for annual periods beginning on January 1, 2023, with early adoption permitted.

3.	Summary of Significant Accounting Policies, Continued

(u)	Standards issued but not yet effective, Continued

(xiii)	Annual Improvements to K-IFRS Standards 2018-2020

Annual improvements to K-IFRS standards 2018-2020 is effective for annual periods beginning on January 1, 2022, with early adoption permitted. The Company does not expect that such amendments have a material effect on the Company’s separate financial statements.

•	K-IFRS No. 1001, First-time Adoption of International Financial Reporting Standards: Subsidiary as a First-time Adopter

•	K-IFRS No. 1009, Financial Instruments: Fees in the ‘10 percent’ Test for Derecognition of Financial Liabilities

•	K-IFRS No. 1116, Leases: Lease Incentives

•	K-IFRS No. 1041, Agriculture: Taxation in Fair Value Measurements

(xiv)	Definition of Accounting Estimates (Amendments to K-IFRS No. 1008, Accounting Policies, Changes in Accounting Estimates and Errors)

These amendments removed the definition of ‘change in accounting estimates’, and introduced the term ‘accounting estimates’ by defining as monetary amounts in financial statements that are subject to measurement uncertainty and clarifying that a change in an estimation technique or a valuation technique used to develop accounting estimates is a change in accounting estimate. These amendments are effective for annual periods beginning on January 1, 2023, with early adoption permitted.

The Company is currently assessing the impacts of application of above amended standards on the Company’s financial position and business performance and management believes that the application of the amended standards are expected to have no significant impact on the separate financial statements of the Company.

For the years ended December 31, 2021 and 2020, details of the Company’s appropriations of retained earnings are as follows:

(In millions of won, except for cash dividend per common stock)
	2021		2020
Retained earnings before appropriations
Unappropriated retained earnings carried over from prior year	~~W~~	5,904,438	6,417,700
Profit(Loss) for the year		552,173	(513,262)

	~~W~~	6,456,611	5,904,438

Appropriation of retained earnings (*)
Earned surplus reserve	~~W~~	23,258	—
Cash dividend
(Dividend per common stock (%): 2021: ~~W~~650 (13%))		232,580	—

	~~W~~	255,838	—

Unappropriated retained earnings carried forward to the following year	~~W~~	6,200,773	5,904,438

(*)	Expected date of appropriation for the year ended December 31, 2021 is March 23, 2022 and the date of appropriation for the year ended December 31, 2020 is March 23, 2021.

※ Please refer to the detailed footnotes and final financial statements in the audit report, which will be on the electronic disclosure system (<http://dart.fss.or.kr>) on the second week of March

B.	Agenda 2: Amendment to the Articles of Incorporation

•	Reasons for amending the Articles of Incorporation:

To solidify its independence of Audit Committee and strengthen internal monitoring system, all members of the committee are composed by outside directors.

Before Amendment	After Amendment	Purpose of Amendment
Article 36-2. (Composition of Audit Committee) (1), (omit) (2) The Audit Committee shall consist of three (3) outside Directors.	Article 36-2. (Composition of Audit Committee) (1), (same as current) (2) The Audit Committee shall consist of four (4) outside Directors.	• Changing the number of Audit Committee members from three(3) to four(4)

C.	Agenda 3: Appointment of Director

•	The following candidate was proposed to be reappointed as director.

1.	Name: Beom Jong Ha (Non-standing Director)

1)	Date of birth: July, 1968

2)	Candidate for Outside Director: None

3)	Nominator: Board of Directors

4)	Appointment Term: 3 years

5)	Type of appointment: Newly Appointed

6)	Main experience

•	Head of Finance & Accounting Team of LG Corp. (2018~2021)

•	Head of Finance Team of LG Corp. (2013~2018)

7)	Present position: President of Finance & Accounting Team, Leader of Business Support Group of LG, Inc. (2021~)

8)	Business Transaction with LG Display during the last 3 years: None

9)	Reasons for nomination:

•

Mr. Beomjong Ha has gained many years of expertise working in finance & accounting, financial management, business consulting and business support group at major affiliates of the Company, including LG Corp, LG Chem and LG International. He is expected to make positive contributions to the Company’s management decision-making and development through his comprehensive understanding of, and interest in, the Company and its business environment.

2.	Name: Sung Hyun Kim (Inside Director)

1)	Date of birth: December, 1967

2)	Candidate for Outside Director: None

3)	Nominator: Board of Directors

4)	Appointment Term: 3 years

5)	Type of appointment: Newly Appointed

6)	Main experience

•	Senior Vice president of Finance & Risk Management Team of LG Display (2018~2021)

•	Vice president of Finance & Risk Management Team of LG Uplus (2011~2018)

•	Vice president of Finance & Risk Management / IR Division of LG Uplus (2010)

7)	Present position: CFO, Senior Vice President of LG Display (2021~)

8)	Business Transaction with LG Display during the last 3 years: None

9)	Reasons for nomination:

•

Mr. Sunghyun Kim has gained many years of expertise working in finance & accounting, finance & risk management, and investor relations at major affiliates of the Company, including LG Corp, LG Electronics and LG Uplus. As the Company’s current CFO, He is expected to make positive contributions to the Company’s management decision-making and development through his sound understanding of, and interest in, the Company and its business environment.

3.	Name: Chang Yang Lee (Outside Director)

1)	Date of birth: September, 1962

2)	Candidate for Outside Director: Yes

3)	Nominator: Outside Director Nomination Committee

4)	Appointment Term: 3 years

5)	Type of appointment: Reappointed

6)	Main experience: Policy making at the Ministry of Trade and Industry of Korea (1999~2000)

7)	Present position: Professor of Economics and Public Policy, KAIST (2000~)

8)	Business Transaction with LG Display during the last 3 years: None

9)	Reasons for nomination:

•

Ever Since his appointment, Mr. Changyang Lee has diligently served his duties as an outside director of the BOD, Audit Committee, Outside Director Nomination Committee, ESG Committee and Internal Transaction Committee. As a leading industrial policy expert in Korea, he is expected to make positive contributions to the Company’s management decision-making and development through his comprehensive understanding of, and interest in, the Company’s business lines.

4.	Name: Chung Hae Kang (Outside Director)

1)	Date of birth: May, 1964

2)	Candidate for Outside Director: Yes

3)	Nominator: Outside Director Nomination Committee

4)	Appointment Term: 3 years

5)	Type of appointment: Newly Appointed

6)	Main experience

•	Vice President of Korean Environmental Law Association (2015~)

•	Non Standing member of Electricity Regulatory Committee at Ministry of Trade, Industry and Energy of Korea (2021~)

7)	Present position: Professor of University of Seoul Law School (2005~)

8)	Business Transaction with LG Display during the last 3 years: None

9)	Reasons for nomination:

•

Ms. Chunghae Kang is an expert in Environmental Law, Company Law, and Financial Law, and she is expected to make positive contributions in relation to ESG (Environmental, Social, and Governance) matters, which have become a key area of focus for business management. As an expert in law matters with a wide array of experience, she is expected to make positive contributions to the Company’s development as a director.

D.	Agenda 4: Appointment of Audit Committee Member

•	The following candidate was proposed to be newly appointed as Audit Committee Member.

1.	Name: Chang Yang Lee

1)	Date of birth: September, 1962

2)	Candidate for Outside Director: Yes

3)	Nominator: Outside Director Nomination Committee

4)	Appointment Term: 3 years

5)	Type of appointment: Reappointed

6)	Main experience: Policy making at the Ministry of Trade and Industry of Korea (1999~2000)

7)	Present position: Professor of Economics and Public Policy, KAIST (2000~)

8)	Business Transaction with LG Display during the last 3 years: None

9)	Reasons for nomination:

•

Ever Since his appointment, Mr. Changyang Lee has diligently served his duties as an outside director of the BOD, Audit Committee, Outside Director Nomination Committee, ESG Committee and Internal Transaction Committee. As a leading industrial policy expert in Korea, he is expected to make positive contributions to the Company’s management decision-making and development through his comprehensive understanding of, and interest in, the Company’s business lines.

2.	Name: Byung Ho Lee

1)	Date of birth: July, 1964

2)	Candidate for Outside Director: Yes

3)	Nominator: Outside Director Nomination Committee

4)	Appointment Term: 2 years

5)	Type of appointment: Newly Appointed

6)	Main experience

•	President, Optical Society of Korea (2019~2020)

•	President, The Korean Information Display Society (2021~)

7)	Present position

•	Professor, Electrical and Computer Engineering, Seoul National University (1994~)

•	Outside Director of LG Display (Appointed Mar, 2021)

8)	Business Transaction with LG Display during the last 3 years: None

9)	Reasons for nomination:

•

Ever Since his appointment, Mr. Byungho Lee has diligently served his duties as an outside director of the BOD, ESG Committee, Internal Transaction Committee and Outside Director Nomination Committee. As a leading industrial technology expert in Korea, he is expected to make positive contributions to the Company’s management decision-making and development through his comprehensive understanding of, and interest in, the Company’s business lines.

3.	Name: Chung Hae Kang

1)	Date of birth: May, 1964

2)	Candidate for Outside Director: Yes

3)	Nominator: Outside Director Nomination Committee

4)	Appointment Term: 3 years

5)	Type of appointment: Newly Appointed

6)	Main experience

•	Vice President of Korean Environmental Law Association (2015~)

•	Non Standing member of Electricity Regulatory Committee at Ministry of Trade, Industry and Energy of Korea (2021~)

7)	Present position: Professor of University of Seoul Law School (2005~)

8)	Business Transaction with LG Display during the last 3 years: None

9)	Reasons for nomination:

•

Ms. Chunghae Kang is an expert in Environmental Law, Company Law, and Financial Law, and she is expected to make positive contributions in relation to ESG (Environmental, Social, and Governance) matters, which have become a key area of focus for business management. As an expert in law matters with a wide array of experience, she is expected to make positive contributions to the Company’s development as a director and a member of Audit Committee.

E.	Agenda 5: Approval of Remuneration Limit for Directors

•	Remuneration limit for directors in 2022 is for all 7 directors including 4 outside directors. The remuneration limit in 2022 is higher than that of 2021.

Category	FY2021	FY2022
Number of Directors (Number of Outside Directors)	7 (4)	7 (4)
Total Amount of Remuneration Limit	KRW 4.5 billion	KRW 6.0 billion

IV.	Matters Relating to the Solicitor of Proxy

1.	Matters Relating to the Solicitor of Proxy

A.	Name of Solicitor: LG Display Co., Ltd.

B.	Number of LG Display Shares Held by Solicitor: None

C.	The Principal Shareholders of the Solicitor

Name of principal shareholder	Relationship with LGD	Number of shares held	Ownership ratio
LG Electronics Inc.	Largest shareholder	135,625,000 (common stock)	37.90%
Hoyoung Jeong	Director	15,000 (Common stock)	0.00%
Dong Hee Suh	Director	11,500 (Common stock)	0.00%
Total	—	135,651,500 (common stock)	37.91%

2.	Matters Relating to the Proxy

Name of Agents for the Proxy	Jinjoo Kim	Kyuwon Hwang	Seong-Ah Heo

Number of Shares Held by Agents as of 2021 End	—	—	—

Relationship with LGD	Employee	Employee	Employee

3.	Criteria for Shareholders Whom Proxy is Asked to

•	All shareholders holding shares of LGD common stock as of 2021 End

4.	Others

•	The Period of Proxy Instruction: From Feb. 24, 2022 to Mar. 23, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.
(Registrant)

Date: February 22, 2022	By: /s/ Suk Heo
(Signature)
Name: Suk Heo
Title: Director / Head of IR Division